UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2025

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ATTENDANCE MANUAL

2025

Annual and Special Shareholders´ Meetings
March 10 | 4:00 P.M.

bradesco

Table of Contents

Message of the Chairman of the Board of Directors

Osasco, SP, February 7, 2025

Dear shareholders,

With a great pleasure, we invite you to participate in the Annual and Special Shareholders´ Meetings of Bradesco that will be held, cumulatively, **exclusively digitally**, next March 10, at 4:00 p.m.

At that time, you shall have the opportunity to discuss and vote on the matters set out in the Call Notice, which is part of this Manual and will be disclosed, for 3 consecutive editions, in Valor Econômico Newspaper, as of tomorrow, February 8.

All the necessary information for registering your participation in this important event have been listed in a chapter specially dedicated to this subject.

We take this opportunity to inform you that, alternatively, the voting right may be exercised until March 6, including this day, through the "Distance Voting Ballot" made available on Bradesco website and also on the websites of Brazilian Securities and Exchange Commission and B3 – Brasil, Bolsa, Balcão. In this respect, we suggest that you consult the detailed guidelines contained in this Manual, in order to avoid errors in filling in and/or sending in the ballot that could invalidate your vote.

In addition, in this Manual we join all the information and guidelines required by the applicable legislation, as well as other information that can guide you regarding the votes related to the matters in the Agendas.

Certain of the usual support, preference and trust that you have always placed in us, we leave our Governance Secretariat at your disposal to clarify any questions sent to the email assembleias@bradesco.com.br.

A good event to everyone!

Banco Bradesco S.A.

Luiz Carlos Trabuco Cappi
Chairman of the Board of Directors

Call Notice

Banco Bradesco S.A.

Annual and Special Shareholders' Meetings

We invite this Company's shareholders to meet at Annual and Special Shareholders' Meetings, to be held **cumulatively** next March 10, 2025, at 4:00 p.m., **exclusively digitally**, in order to resolve on the following proposals:

Annual Shareholders´ Meeting

1. to acknowledge the management accounts and examine, discuss and vote on the Financial Statements related to the fiscal year ended on December 31, 2024;

2. to allocate the net income of the 2024 fiscal year;

3. to elect the Fiscal Council´s members, observing the provisions of Articles 161 and 162 of Law No. 6,404/76;

4. to fix the overall management compensation for the 2025 fiscal year, as well as the amount to support the Pension Plan; and

5. to fix the compensation of the members of the Fiscal Council for the 2025 fiscal year.

Special Shareholders´ Meeting

1. to elect Mr. Rogério Pedro Câmara as a member of the Board of Directors;

2. partially to amend the Bylaws, in the heading of Article 6, referring to the number of shares into which the Capital Stock is divided, in order to reflect the cancellation, resolved by the Company´s Board of Directors, of 50,158,200 book-entry, registered shares, with no par value, issued by the Company, held in treasury, of which 26,433,900 are common shares and 23,724,300 are preferred shares, acquired through a share buyback program, without capital stock reduction.

In accordance with Article 5, Paragraph 4 of Resolution No. 81/22 of the Brazilian Securities Exchange Commission (CVM), as amended by CVM Resolutions Nos. 59/21 and 204/24 ("CVM Resolution No. 81/22"), Bradesco believes that General Meetings convened exclusively digitally are more appropriate, since this format allows for greater shareholder participation, enabling the presence of shareholders from anywhere in Brazil and abroad and reducing the costs both for shareholder participation and for holding the event.

Participation in the Meetings: the shareholders, their legal representatives or attorneys-in-fact may attend the Shareholders´ Meetings in any of the following ways:

- **Distance Voting**: the Shareholder may express their vote intention by sending until 3.6.2025 the respective Distance Voting Ballot:

- to the bookkeeper of the Company's shares, through all Bradesco's Branch Network;
- to their custodians that provide this service, in the case of holders of shares deposited in the central depository;
- to B3 S.A. – Brasil, Bolsa, Balcão, as a central depositary for the Company shares; and
- directly to the Company, to the email **assembleias@bradesco.com.br**, not being necessary posterior sending of the physical document.

For further information, see the rules set out in CVM Resolution No. 81/22, and the procedures described in the Distance Voting Ballot made available by the Company, as well as in the Manual for Participation in the Shareholders' Meetings (Manual).

- **Participation and Voting during the Shareholders' Meetings by Electronic System**: the shareholder may participate in the Shareholders' Meetings and vote in a virtual way, during their realization.

  The guidelines, data and password for connection will be sent to the shareholders who, until 3.8.2025, send a request to participate in the Shareholders´ Meetings to the prior registration link below, attaching the identification and/or representation documents, as detailed in the Manual.

  https://easyvoting.alfm.adv.br/acionista.wpconsentimento.aspx?CtxW0jdnQS4JAgUx1hIBxQjfFvKPXpbKKtihKAg9tfnX2Doxk8Eln7DEsi1SX346

  As provided in paragraph 3 of Article 6 of CVM Resolution No. 81/22, the shareholders who do not send the request to participate in the Shareholders' Meetings until 3.8.2025 may not participate through electronic system made available by the Company.

Pursuant to Article 126 of Law No. 6,404/76, and later amendments ("Law No. 6,404/76"), in order to attend and resolve in the Shareholders' Meetings, the shareholder must observe that:

- in addition to the identification document and corporate and representation documents (in the case of legal entities shareholders), they must also provide, at the time of sending their registration request, a certificate of ownership of the shares issued by the Company, issued by the custodian. For the holder of book-entry shares held in custody at Bradesco, the presentation of said certificate is waived;

- the shareholder may be represented by an attorney-in-fact appointed not more than one year prior, provided that they are a shareholder or a manager of the Company, lawyer or financial institution, asset manager authorized by CVM and duly constituted to represent investment funds, observing that legal entities shareholders might also be represented according to their bylaws/articles of incorporation;

- before being forwarded to the Company, the corporate and representation documents of legal entities and investment funds drawn up in a foreign language must be translated into Portuguese and these translations must be registered at the Titles and Documents Registry (a certified translation is not required).

Call Notice

Documents made available to shareholders: all legal documents and further information necessary for the analysis and exercise of voting rights are available to shareholders on websites of Bradesco (banco.bradesco/ri), B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and CVM (http://sistemas.cvm.gov.br/?CiaDoc).

Eventual clarifications may be obtained on the Investor Relations website – banco.bradesco/ri – Corporate Governance, at Bradesco's Branches Network or via email **assembleias@bradesco.com.br.**

Osasco, SP, February 7, de 2025

Luiz Carlos Trabuco Cappi
Chairman of the Board of Directors

Information on the Shareholders´ Meetings

As previously mentioned, we summon Annual and Special Shareholders' Meetings, to be held, **exclusively digitally**, next March 10, 2025, at 4:00 p.m., whose Call Notice, contained in this Manual, lists, separately and expressly, on the agendas, all the matters to be discussed in annual and special agendas, and no other matter pending approval by the shareholders shall be included.

Quorum

Pursuant to Article 125 of Law No. 6,404/76, save the exceptions provided for by law, the Annual Shareholders' Meeting will be installed, on first call, with the attendance of shareholders representing at least one quarter (1/4) of the total votes conferred by voting shares and, on second call, it shall be installed with any number of shareholders.

The Special Shareholders' Meeting, deciding on the amendment of the Bylaws, pursuant to Article 135 of Law No. 6,404/76, will be instated, on first call, with the attendance of shareholders representing at least two thirds (2/3) of the total votes conferred by voting shares; and, on second call, it may be instated with any number of shareholders.

Quorum for Resolutions

According to Article 129 of Law No. 6,404/76, the resolutions shall be taken by the absolute majority of votes, not counting blank votes.

Exercise of Voting Rights

Pursuant to Brazilian legislation and Bradesco's Bylaws:

- the **common shareholders**:
  - ✓ shall have the right to vote in all matters listed in the Agenda, exception to the separate elections of candidates for the Fiscal Council that may be nominated exclusively by preferred shareholders that are not members of the controlling group;
- the **preferred shareholders**:
  - ✓ shall have the right to vote only on the matter listed in item 3 of the Annual Shareholders´ Meeting Agenda, exclusively with regard to a possible separate election of candidates for the Fiscal Council;
  - ✓ despite not being given power to vote on other matters, they may participate in the examination and discussion of each one of them.
- the **preferred shareholders and the common shareholders (not part of the controlling group)**

✓ shall be entitled to elect their candidates, in a separate voting process, as follows:

Fiscal Council (item 3 of the Agenda of AGM)

According to Paragraph 4 of Article 161 of Law No. 6,404/76, in the constitution of the Fiscal Council, please observe that:

a) the preferred shareholders will be entitled to elect, in a separate voting process, one (1) member and their respective alternate; non-controlling common shareholders will have the same right, as long as there is in the market at least ten percent (10%) of common shares issued by the Company;

b) except for the provisions in the previous item, other common shareholders may elect the effective and alternate members that, in any case, shall be equal to the number of the elected members in accordance with item "a", plus one;

Holders of American Depositary Receipts (ADRs)

The right to vote on the matters listed in the Agendas will be given to holders of American Depositary Receipts (ADRs), according to the types of shares (common or preferred) their ADRs represent.

The ADR holders will be properly instructed by The Bank of New York Mellon, the depositary financial institution of ADRs backed by the shares issued by Bradesco.

Guidelines for participation by the digital platform ALFM Easy Voting ("Platform")

Technological Resources necessary for participation

- ✓ personal Desktop computer or Laptop computer, with an Internet connection and Microsoft Windows 10 (64-bit) or macOS Catalina 10.15.4 operating systems;
- ✓ compatibility of audio and video;
- ✓ the use of headphones is recommended for better audio quality;



- ✓ make sure, in advance, that your equipment has a microphone;
- ✓ before the time scheduled for the start of the Shareholders´ Meeting, make sure that in the option "Site Settings" the options to access the camera and microphone are enabled;

- ✓ the Company recommends that, especially the legal representatives of legal entities shareholders, should verify with the areas of IT support if there is any blockage of access to the platform;

- ✓ in spite of the Zoom platform being available, via App, for IOS and Android mobiles, **the Company does not recommend their use** through mobile devices, as a result of limitations of interaction of communication between shareholder and Company specifically for this application.

Registration

Shareholders or attorneys-in-fact who wish to participate through the Platform must access the pre-registration link, no later than 3.8.2025 (including this date), filling in all the requested information and uploading the identification and/or representation documents, as detailed in the Manual.

March						
Sun	Mon	Tue	Wed	Thu	Fri	Sat
						1
2	3	4	5	6	7	8
9	10	11	12	13	14	15
16	17	18	19	20	21	22
23	24	25	26	27	28	29
30	31					

4 Carnival Tuesday

https://easyvoting.alfm.adv.br/acionista.wpconsentimento.aspx?CtxW0jdnQS4JAgUx1hIBxQjfFvKPXpbKKtihKAg9tfnX2Doxk8Eln7DEsi1SX346

After the registration, the Company will validate the information and the shareholders or attorneys-in-fact will receive, within 24 hours, an email informing the approval or rejection of the registration. Entries received on holidays and/or weekends will be validated until 6 p.m. on the following Monday, with the exception of the registrations received on 3.8.2025, for which validation will be done until 10:00 a.m. of 3.10.2025.

The Shareholder will be able to participate in the Meetings and vote in a virtual way, during its realization.

As provided in paragraph 3 of Article 6 of CVM Resolution No. 81/22, the shareholders who do not send the request to participate in the Shareholders' Meetings until 3.8.2025, may not participate of the Shareholders' Meetings through electronic system made available by the Company.


IMPORTANT!

In spite of the registration for participation by the digital platform ending on 3.8.2025, Bradesco recommends that the Shareholder should do so before this date, so that, if there is any technological incompatibility, which affects their participation, their vote can still be sent, via the Distance Voting Ballot, whose term will expire on 3.6.2025.

Information on the Shareholders´ Meetings



bradesco

BANCO BRADESCO S.A.

BANCO BRADESCO S.A 1ST CALL ANNUAL AND EXTRAORDINARY GENERAL MEETING

PT EN

Consent for personal data collection

Dear participant, the personal data requested below will, after your express consent is given, be collected exclusively to make your registration on our platform possible and, consequently, to certify you to participate in the designated event and will be stored by the Company for the legal period, after which time it will be discarded, in accordance with the provisions of the General Data Protection Act, Law 13,709/18.

The consent you give here can be revoked at any time on your express request, through a procedure that is free of charge and facilitated (by sending an email), with the processing done on the basis of the consent that was given previously, while there was no request for elimination, being ratified under article 8(5) and article 18(VI) of the General Data Protection Act.

The participant has the right, at any time and upon request, to obtain, in relation to the data provided on this platform:

I - confirmation of the existence of processing;

II - access to the data;

III - correction of incomplete, incorrect or outdated data;

IV - anonymization, blocking or elimination of data that is unnecessary, excessive or processed in violation of the provisions of this Act;

V - data portability to another supplier of the service or product, on an express request, in accordance with governmental regulations, with commercial and industrial secrets being respected;

VI - elimination of the personal data processed with the consent of the owner, except in the hypotheses provided for in article 16 of the General Data Protection Act;

VII - information regarding the public and private entities with which ALFM shared the data;

VIII - information regarding the possibility of not giving consent and regarding the consequences of such denial;

IX - revocation of consent under the terms of article 8(5) of the General Data Protection Act.

Please do not hesitate to contact us with any questions or requests you have at: proxy@alfm.adv.br

I agree | I do not agree

The access via the platform is restricted to shareholders or their representatives or attorneys-in-fact, as applicable, who do their registration pursuant to this Manual. The Company warns that the shareholders who do not submit the request and documents for participation required in the term established herein will not be able to participate in the Shareholders´ Meetings.

To ensure the presence exclusively of shareholders and their representatives, only after the request is received and the identification documents and representation of the Shareholder are verified, the guidelines, the link and password of access for their participation will be forwarded, twenty-four (24) hours prior the Shareholders´ Meeting beginning, to the email indicated by the shareholder or attorney-in-fact.

Requests for participation in the Shareholders´ Meetings through the Platform sent outside the deadline and the rules described in this Manual shall be disregarded by Bradesco.

The registered shareholders undertake, under penalty of accountability: (i) to use the data and password of connection, personal and non-transferable, unique and exclusively to follow the Shareholders´ Meetings remotely; (ii) not to transfer or disclose, in whole or in part, the data and password for the connection of any third party, shareholder or not; and (iii) not to play or record, in whole or in part, or transfer to any third party, shareholder or not, the content or any information transmitted by virtual media during or after the Shareholders´ Meetings.

The Company **(i)** recommends that the shareholders who request their participation should familiarize themselves beforehand with the use of the digital platform, as well as ensure the

compatibility of their electronic devices with the use of this platform; and **(ii)** requests that, on the day of the Shareholders´ Meetings, the authorized Shareholders should access the platform 30 minutes ahead of the time scheduled to begin the assignments, with the aim of enabling the validation of access and participation.

The shareholder who has requested to participate in the Shareholders´ Meetings by the digital platform and has not received the respective access authorizations up to 10 a.m. of 3.10.2025 should send an email to **assembleias@bradesco.com.br** and **easyvoting@alfm.adv.br** or call +55 11 2050-0700, to solve the problem.

If doubts arise relating strictly to the access or use of the digital platform, the Shareholders may contact technical support by the e-mail **easyvoting@alfm.adv.br** or they may call +55 11 2050-0700.

Participation and/or Voting on the Digital Platform

Pursuant to Article 47 of CVM Resolution No. 81/22, the shareholder who participates through the digital platform may manifest themselves and, if desired, may exercise their right to vote, and shall be considered present at the Shareholders´ Meetings and subscribers to the respective minutes.

The Shareholder who has already sent the Distance Voting Ballot may register to use the digital platform **(i)** simply to participate in the activities of the Shareholders´ Meetings; or **(ii)** to participate in the activities and exercise their right to vote in the Meeting, situation in which the Company will disregard all the voting instructions previously sent by means of the Distance Voting Ballot.

The participating Shareholders, hereby, authorize the Company to use any information contained in the recording of the Shareholders´ Meetings and the documents previously forwarded to **(i)** record the manifestation and visualization of the documents presented during the Shareholders´ Meetings; **(ii)** record the authenticity and security of the communications during the Shareholders´ Meetings; **(iii)** record the presence and the votes cast by participating Shareholders; **(iv)** to comply with the legal order of the competent authorities; and **(v)** to defend the Company, its managers and third parties contracted, in any judicial, arbitral, regulatory or administrative sphere.

Additionally, the Company recommends that, during the Shareholders´ Meetings, the participating shareholders should keep their microphones on mute and their cameras off, to avoid any instability in the connection and improve the sound quality, whereby the presiding table will be authorized to disable any cameras and microphones, when the word is not open to the shareholders. Without prejudice, the platform will provide a chat for instant and written dialog with the presiding table.

The Company is not responsible for any operational problem or of connection that the Shareholder may have, as well as for any other event that could hinder or unable to their participation in the Shareholders´ Meetings through the digital platform available.

Participation by Remote Vote

As accounted for in Articles 26 et seq. of CVM Resolution No. 81/22, the Company's shareholders may also exercise their right to vote in shareholders' meetings through the remote voting process, to be formalized in a document named as "Distance Voting Ballot" ("Ballot"), whose template is available on the Corporate Governance area of Bradesco's Investor Relations website (banco.bradesco/ri) or on the CVM website – Brazilian Securities and Exchange Commission's website (http://sistemas.cvm.gov.br/?CiaDoc).

Bradesco informs that:

✓ The **common shareholders** with position held up to the date of the Shareholders´ Meetings will be entitled to vote on all matters of the Ballot, **except** in the separate vote for the election of the members of the Fiscal Council appointed **EXCLUSIVELY** by the minority shareholders who are holders of preferred shares;

✓ The **minority shareholders who are holders of preferred shares** with position held up to the date of the Shareholders´ Meetings are entitled to vote **EXCLUSIVELY** in the items of the Ballot related to the separate vote process to elect members of the Fiscal Council appointed by the minority shareholders, holders of preferred shares.

The shareholder who decides to exercise their right to vote remotely must do so **by one of the options described below:**

I - Ballot completed and signed at a Bradesco Branch.

This option is intended **exclusively** for the shareholders with shares deposited by Bradesco, as the bookkeeper of shares **issued by itself.**

The entire Bradesco Branch Network in Brazil is available, **during the local bank's business hours**, to take the necessary actions for the shareholder to exercise their remote voting right. To do so, the shareholder must:

✓ Access the Corporate Governance area of Bradesco's Investor Relations website (banco.bradesco/ri) or the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc), **print the Ballot, fill it out, initial each page and sign it.**

✓ With the Ballot **completed, initialed and signed**, as well as the documents listed in the table below, if applicable, go to any Bradesco Branch, **up until 3.6.2025, during the local bank's business hours**, in order for the information in their Ballot, in their presence, to be transferred to Bradesco systems, receiving a proof of the completion of the voting process.

Documents to be presented at a Bradesco Branch, together with the Ballot	Individuals	Companies	Inv. Fund
Individual Taxpayer's Registry (CPF) and Identity Card with photo of the shareholder or its legal representative[1]	✓	✓	✓
Articles of Incorporation or Bylaws consolidated and updated[2]		✓	✓
Legal document that confirms the legal powers granted, including representation, if this is the case[2]		✓	✓
Consolidated and updated fund regulation			✓

(1) Identity cards accepted: Identity Card (RG), Foreigner Identity Card (RNE), National Driving License (CNH), Passport and professional registration officially recognized;
(2) For investment funds, documents of the manager and/or administrator, pursuant to the voting policy.

The Company highlights that the procedures above cannot be adopted for the holders of shares in custody at B3 and/or with any other custodian agent. In this case, the provisions of items II to IV below must be observed.

II - By vote instructions conveyed by the shareholders to its respective custody agents

This option is intended exclusively for the shareholders who own shares held in custody at B3. In this case, the remote voting shall be exercised by the shareholders in accordance with the procedures adopted by the Institutions and/or Brokers holding their positions in custody.

The holder of shares deposited at B3 that chooses to exercise their remote voting right by forwarding their voting instructions to the Institution and/or Broker ("Custody Agent") holding their shares in custody, must **observe the rules set forth by the latter**, which, as a result, shall forward such vote statements to the Central Depositary of B3.

Given that the services to receive and convey the instructions to complete Ballot is optional for Custody Agents, we recommend that the shareholders verify if their custodian is entitled to provide such services and also check the procedures set forth by them to issue the voting instructions, as well as the documents and information required by them.

Bradesco informs that, if their respective Custody Agent does not provide the remote voting service, the shareholder will have the option to send their Ballot and applicable documents to B3 S.A. – Brasil, Bolsa, Balcão, as a central depositary for the Company shares, or directly to the Company itself, according to items III and IV below.

III - By vote instructions conveyed by the shareholders to B3 S.A. – Brasil, Bolsa, Balcão, as a central depositary for the Company shares

This option is also intended, exclusively, for the shareholders who own shares held in custody at B3.

In this case, the **holder of shares deposited at B3** that chooses to exercise their remote voting rights by forwarding their voting instructions directly to B3, as a central depositary, may cast their votes directly on the remote electronic system made available by B3, through the Investor Area, in accordance with the deadlines and operating procedures established by B3.

IV - By forwarding its vote instruction directly to the Company

This option may be used by **any shareholder of the Company.**

The Ballot, properly **completed, initialed and signed**, shall must be sent until 3.6.2025, to the email assembleias@bradesco.com.br with the documents listed in the table below, not being necessary the subsequent sent of the original:

Documents to be sent to the Company, together with the Ballot	Individuals	Companies	Inv. Fund
Individual Taxpayer's Registry (CPF) and Identity Card with photo of the shareholder or its legal representative[1]	✓	✓	✓
Articles of Incorporation or Bylaws consolidated and updated[2]		✓	✓
Legal document that confirms the legal powers granted, including representation, if this is the case[2]		✓	✓
Consolidated and updated fund regulation			✓

[(1)]Identity cards accepted: Identity Card (RG), Foreigner Identity Card (RNE), National Driving License (CNH), Passport and professional registration officially recognized;
[(2)]For investment funds, documents of the manager and/or administrator, pursuant to the voting policy.

In order to the shareholder **does not have their vote disregarded** for any possible vice, the Company requests that the Ballots be **receipt until 3.2.2025**, in time for any corrections or resubmission of the Distance Voting Ballot or accompanying documents, whom must will be promptly regularized and returned to the Company until 3.6.2025.

Before being sent to Bradesco, corporate and representation documents of legal entities and investment funds written in a foreign language **must be translated into Portuguese.** The said translations must be registered in the Titles and Documents Registry Office **(a certified translation is not required).**

General Information

Bradesco highlights that:

✓ as established by Article 44 of CVM Resolution No. 81/22, the Central Depositary of B3, by compiling the voting instructions received through the custody agents and the voting

instructions received directly, will disregard any divergent instructions in relation to the same resolution that may have been issued by the same Individual or Corporate Taxpayer's Registry;

✓ when the period for remote voting ends, i.e. on **3.6.2025 (including this date)**, the shareholder may not change the voting instructions already sent, except for participation in Shareholders´ Meetings, through an explicit request to disregard the voting instructions sent through the Ballot, before the respective matter(s) is(are) cast to vote.

Attorneys-in-fact


Procuration

The shareholders may also be represented by an attorney-in-fact appointed not more than one year prior, provided that such attorney-in-fact is a shareholder or manager of Bradesco, lawyer or financial institution, asset manager authorized by CVM and duly constituted to represent investment funds, pursuant to Paragraph One of Article 126, of Law No. 6,404/76, and the power of attorney shall mandatorily bear a notarized signature of the grantor at the Notary. We also observe that the legal entities shareholders may be represented as set out in their bylaws/articles of incorporation. In this case, it is not mandatory that their attorneys be shareholders, managers of Bradesco, lawyers or a financial institution.

With the aim of assisting the shareholders, we have included, at the end of this Manual, a Power of Attorney Template.

Optionally, the shareholders may grant power of attorney with different texts to the one we have suggested, since they contain, expressly, the powers granted and the precise identification of both the grantor and the grantee.

When the shareholder is represented by an attorney-in-fact, the good standing of the power of attorney will be verified before the beginning of the Shareholders' Meetings, as well as the ownership of shares.

Before being sent to Bradesco, corporate and representation documents of legal entities and investment funds written in a foreign language **must be translated into Portuguese**. The said translations must be registered in the Titles and Documents Registry Office (**a certified translation is not required**).

Power of Attorney Template

By this instrument of power of attorney, [SHAREHOLDER'S NAME], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ..../[ISSUING BODY], Individual Taxpayer's Registry (CPF) No. ...., with address at [FULL ADDRESS], appoints his/her attorney-in-fact Mr. [NAME OF ATTORNEY-IN-FACT], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ..../[ISSUING BODY], Individual Taxpayer's Registry No. ...., with address at [FULL ADDRESS], with specific powers to represent them, in the capacity of Shareholder of Banco Bradesco S.A. (BRADESCO), at the Annual and Special Shareholders' Meetings of the Company, to be held on March 10, 2025, at 4 p.m., exclusively digitally, exercising the voting right entitled to them as holder of common and/or preferred shares issued by BRADESCO, with powers to present proposals, examine and vote on matters that will be submitted for the resolution of the Shareholders´ Meetings in question, also, not limited to, directing votes to the candidates appointed to compose the Board of Directors and Fiscal Council of the Company, in compliance with the provisions of Articles 161 and 162 of Law No. 6,404/76. Mentioned attorney-in-fact may also sign minutes, records, papers, terms and what else is needed for the good and faithful compliance of the present term and exercise the power attributed to them, observing the limits imposed by the law in force and by the agenda of the matters listed in the call notice, in compliance with the follow guideline:

[City, State,] 2025

____
[Shareholder's name]
(Notarized signature)

ANNUAL Shareholders´ Meeting Agenda

bradesco

Proposal to approve the Financial Statements of 2024 fiscal year

Dear shareholders,

We are proposing to approve the documents dealt with in Article 133 of Law No. 6,404/76, related to the fiscal year ended on December 31, 2024, listed below:

I. Management Report on the business and main administrative acts of the fiscal year ended;
II. Financial Statements;
III. Independent Auditors' Report;
IV. Fiscal Council's Opinion; and
V. Summary of the Audit Committee's Report.

In due course, we clarify that the referred documents:

- were available, on February 7, 2025, to investors in Brazil (B3 S.A. - Brasil, Bolsa, Balcão - www.b3.com.br; and CVM – Brazilian Securities and Exchange Commission - www.cvm.gov.br) and to investors abroad (NYSE and LATIBEX) and, henceforth, they can be viewed on the websites mentioned above, as well as on Bradesco's website (banco.bradesco/ri); and

- were published on this date (February 8, 2025), in the "*Valor Econômico*" newspaper.

Proposal for the net income allocation of the fiscal year 2024

Dear shareholders,

Taking into account that Bradesco obtained during the year ended on December 31, 2024 the net income of **R$19,085,448,154.07**, the Board of Directors hereby submits, for examination and resolution, a proposal to allocate it as follows: **R$954,272,407.70** for the "Profit Reserves - Legal Reserve" account"; **R$6,847,887,070.68** for the "Profit Reserves - Statutory" account"; and **R$11,283,288,675.69** for payment of interest on shareholders´ equity, of which **R$6,307,588,675.69** were fully paid and **R$ 4,975,700,000.00** will be paid, being **R$2,000,000,000.00** up to 4.30.2025 and **R$2,975,700,000.00** up to 7.31.2025, reaffirming that a new distribution of interest on equity/dividends for 2024 will not be proposed to the Shareholders' Meeting.

Information required by Attachment A to CVM Resolution No. 81/22

1. Inform the net income of the year

The net income for 2024 was **R$19,085,448,154.07**.

2. Inform the total amount and the amount per share of dividends, including prepaid dividends and interest on shareholders' equity already declared

Description	Amount (R$)	Amount per common share (R$)		Amount per preferred share (R$)	
		Gross	Net of IRRF	Gross	Net of IRRF
Monthly Interest on Shareholders' Equity paid from Feb/2024 to Jan/2025	2,307,588,675.69	0.206997912	0.175948224	0.227697708	0.193543056
Interim Interest on Shareholders' Equity declared on 6.6.2024 and paid on 1.31.2025	4,000,000,000.00	0.359141350	0.305270148	0.395055485	0.335797162
Interim Interest on Shareholders' Equity declared on 9.19.2024 to be paid until 4.30.2025	2,000,000,000.00	0.179570675	0.152635074	0.197527743	0.167898582
Supplementary Interest on Shareholders' Equity declared on 12.19.2024 to be paid until 7.31.2025	2,975,700,000.00	0.267250553	0.227162970	0.293975608	0.249879267
Overall Amount of Interest on Shareholders' Equity related to 2024	**11,283,288,675.69**	**1.012960490**	**0.861016146**	**1.114256544**	**0.947118067**

3. Inform the percentage of net income distributed for the year

Description	Amount (R$)	Percentage
Net Income for fiscal year 2024	19,085,448,154.07	
Legal Reserve	954,272,407.70	
Basis of Calculation of Dividends/Interest on Shareholders' Equity	**18,131,175,746.37**	
Interest on Shareholders' Equity Paid	6,307,588,675.69	
Interest on Shareholders' Equity to be Paid	4,975,700,000.00	
Total Gross Interest on Shareholders' Equity	**11,283,288,675.69**	
Withholding Income Tax on Interest on Shareholders' Equity(*)	1,692,493,301.35	
Total Net Amount of Interest on Shareholders' Equity	**9,590,795,374.34**	**52.90%**

(*) Withholding Income Tax does not consider exempt/immune shareholders

4. Inform the overall amount and the amount per share of dividends distributed based on the income of previous years

Not applicable.

5. Inform, deducting the dividends already paid and interest on shareholders' equity already declared:

a. The gross amount of dividends and interest on shareholders' equity, separately, per share of each type and class

Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

b. The method and term of payment of dividends and interest on shareholders' equity

Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

c. Any restatement and interest on dividends and interest on shareholders' equity

Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

d. Date of the statement of the payment of dividends and interest on shareholders' equity considered for the identification of shareholders entitled to receive them

Not applicable, given that no new dividends or interest on shareholders' equity shall be declared.

6. If there has been a statement of dividends or interest on shareholders' equity based on the net income recorded in the semiannual balance sheets or shorter periods

a. Inform the amount of dividends or interest on shareholders' equity already declared

1. R$2,307,588,675.69, relative to the Monthly Interest on Shareholders' Equity, paid on the dates contained in the table of item b.1 below;

2. R$4,000,000,000.00, concerning the Interim Interest on Shareholders' Equity declared on 6.6.2024 and paid on 1.31.2025;

3. R$2,000,000,000.00, concerning the Interim Interest on Shareholders' Equity, declared on 9.19.2024 to be paid until 4.30.2025;

4. R$2,975,700,000.00, relative to the Supplementary Interest on Shareholders' Equity declared on 12.19.2024 to be paid until 7.31.2025.

b. Inform the date of the respective payments

1. See the following table with payments, in the gross total amount of R$2,307,588,675.69, of the monthly interest on shareholders' equity:

Date of payment	Month of which it concerns	Amount per Share (R$)			
		Common (ON)		PN	
		Gross	Líquido	Bruto	Gross
February 1st, 2024	January	0.017249826	0.014662352	0.018974809	0.016128588
March 1st, 2024	February				
April 1st, 2024	March				
May 2, 2024	April				
June 3, 2024	May				
July 1st, 2024	June				
August 1st, 2024	July				
September 2, 2024	August				
October 1st, 2024	September				
November 1st, 2024	October				
December 2, 2024	November				
January 2, 2025	December				

2. the amount relative to the Interim Interest on Shareholders' Equity, in the amount of R$4.000.000.000.00, was paid on 1.31.2025;

3. the amount relative to the Interim Interest on Shareholders' Equity, in the amount of R$2,000,000,000.00, will be paid until 4.30.2025;

4. the amount concerning the Supplementary Interest on Shareholders' Equity, in the amount of R$2,975,700,000.00, will be paid until 7.31.2025.

7. Provide a comparative table showing the following amounts per each type and class of share:

a. Net income for the year and of the three (3) previous years

Year	2024	2023	2022	2021
Amount R$	1.80	1.42	1.95	2.06

Note: book net income per share of 2021 was adjusted by the bonus stock process that occurred in March 2022 to allow comparability.

b. Dividends and interest on shareholders' equity distributed in the three (3) previous years

Year 2023	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (IRRF) (15%)	Amount (R$) paid Net
	Common	Preferred			
Monthly Interest on Shareholders' Equity paid from February/2023 to January/2024	0.206998	0.227697	2,312,803,789.58	346,920,568.44	1,965,883,221.14
Interim Interest on Shareholders' Equity declared on 6.15.2023 and paid on 7.6.2023	0.178997	0.196896	2,000,000,000.00	300,000,000.00	1,700,000,000.00
Interim Interest on Shareholders' Equity declared on 12.11.2023 and paid on 1.2.2024	0.178997	0.196896	2,000,000,000.00	300,000,000.00	1,700,000,000.00
Supplementary Interest on Shareholders' Equity declared on 12.11.2023 and paid on 6.28.2024	0.447314	0.492045	4,998,000,000.00	749,700,000.00	4,248,300,000.00
Total accrued on December 31, 2023	**1.012306**	**1.113537**	**11,310,803,789.58**	**1,696,620,568.44**	**9,614,183,221.14**

Year 2022	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (IRRF) (15%)	Amount (R$) paid Net
	Common	Preferred			
Monthly Interest on Shareholders' Equity paid from February/2022 to January/2023	0.206998	0.227698	2,246,160,221.07	336,924,033.16	1,909,236,187.91
Interim Interest on Shareholders' Equity declared on June 9, 2022 and paid on June 30, 2022	0.178723	0.196595	2,000,000,000.00	300,000,000.00	1,700,000,000.00
Supplementary Interest on Shareholders' Equity declared on December 26, 2022 and paid on March 8, 2023	0.530369	0.583406	5,926,000,000.00	888,900,000.00	5,037,100,000.00
Total accrued on December 31, 2022	**0.916090**	**1.007699**	**10,172,160,221.07**	**1,525,824,033.16**	**8,646,336,187.91**

Year 2021	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax (IRRF) (15%)	Amount (R$) paid Net
	Common	Preferred			
Monthly Interest on Shareholders' Equity paid from February/2021 to January/2022	0.206998	0.227698	2,040,089,514.23	306,013,427.13	1,734,076,087.10
Interim Interest on Shareholders' Equity paid on July 12, 2021	0.490007	0.539008	5,000,000,000.00	750,000,000.00	4,250,000,000.00
Supplementary Dividends paid on December 30, 2021	0.196595	0.216255	2,000,000,000.00	0.00	2,000,000,000.00
Supplementary Interest on Shareholders' Equity paid on December 30, 2021	0.019659	0.021625	200,000,000.00	30000,000.00	170,000,000.00
Total accrued on December 31, 2021	**0.913260**	**1.004586**	**9,240,089,514.23**	**1,086,013,427.13**	**8,154,076,087.10**

8. In the event of allocation of income to the legal reserve

a. Identify the amount allocated to the legal reserve

The amount allocated to the legal reserve was **R$954,272,407.70**.

b. Explain in detail the method of calculation of the legal reserve

The allocation of a portion of the net income to the legal reserve is determined by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the share capital.

The value correspondent to five percent (5%) of the net income for fiscal year 2024, in the amount of R$954,272,407.70, was allocated to the establishment of the legal reserve.

On December 31, 2024, the balance of the legal reserve was R$14,294,977,751.60, equivalent to approximately 16.41% of the paid-in capital of the Company on the same date.

9. If the Company owns preferred shares entitled to fixed or minimum dividends

a. Describe the method for calculation of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

b. Inform as to whether the income for the year is sufficient for full payment of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

c. Identify whether any unpaid installment is cumulative

The Company has no preferred shares entitled to fixed or minimum dividends.

d. Identify the total amount of fixed or minimum dividends to be paid for each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

e. Identify the fixed or minimum dividends to be paid for each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

10. In relation to the mandatory dividend

a. Describe the method of calculation provided in the Bylaws

The method of calculation is provided in the Articles 26 and 27 of the Bylaws, transcribed as follows:

"Article 24) Balance sheets shall be prepared at the end of each semester, on June 30 and December 31 of each year, as permitted for the Board of Executive Officers, upon approval by the Board of Directors, to determine the preparation of other balance sheets, at shorter periods, including monthly ones.

Article 25) The Net Income, as defined in Article 191 of the Law No. 6,404/76 being noted, in each semester or annual balance sheet, in the following order:

I. constitution of the Legal Reserve;

II. constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders' Meeting;

III. *payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to the interim dividends and/or the interest on shareholders' equity referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee for the shareholders, upon each fiscal year, as a mandatory minimum dividend, thirty percent (30%) of the relevant net income, adjusted by the decrease or increase of the amounts specified in Items I, II and III of Article 202 of the mentioned Law No. 6,404/76.*

Paragraph One - *The Board of Executive Officers, subject to approval by the Board of Directors, is authorized to declare and pay interim dividends, particularly semiannual and monthly dividends, resulting from Retained Earnings or existing Profit Reserves.*

Paragraph Two - *The Board of Executive Officers may, also, subject to approval by the Board of Directors, authorize the distribution of income to shareholders as interest on shareholders' equity, pursuant to specific legislation, in total or partial substitution of interim dividends, the declarations of which are permitted by the foregoing paragraph or, further, in addition thereto.*

Paragraph Three - *Any interest eventually paid to the shareholders shall be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), pursuant to Section III of the main provision of this Article."*

b. Inform whether it is being fully paid

The mandatory dividend is being fully paid.

c. Inform the amount eventually withheld

The Company has no dividends withheld.

11. If the mandatory dividend is retained due to the Company's financial situation

a. Inform the amount withheld

There shall be no withholding of any amount relating to the mandatory dividend.

b. Describe, in detail, the financial situation of the Company, including aspects related to the analysis of liquidity, working capital and positive cash flows

There shall not be withholding of any amount relative to the mandatory dividend.

c. Justify the withholding of dividends

There shall not be withholding of any amount relative to the mandatory dividend.

12. If there is allocation of income to the reserve for contingencies

a. Identify the amount allocated to the reserve

There is no proposal for the allocation of the net income to the reserve for contingencies.

b. Identify the loss that is considered probable and its cause

There is no proposal for the allocation of the net income to the reserve for contingencies.

c. Explain why the loss was considered probable

There is no proposal for the allocation of the net income to the reserve for contingencies.

d. Justify the reserve

There is no proposal for the allocation of the net income to the reserve for contingencies.

13. If there is the allocation of income to the profit reserves to be realized

a. Inform the amount allocated to the profit reserves to be realized

There is no proposal for the allocation of net income to the profit reserves to be realized.

b. Inform the nature of unrealized income that originated the reserve

There is no proposal for the allocation of net income to the profit reserves to be realized.

14. If there is an allocation of income to the statutory reserves

a. Describe the statutory clauses that establish the reserve

Pursuant to the legislation, Article 26 of the Bylaws establishes that the net income balance, determined after all statutory allocations, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved in a Shareholders' Meeting, when one hundred percent (100%) may be allocated to the Profits Reserve – Statutory, aiming at maintaining the operating margin compatible with the development of the Company's operations, up to a limit of ninety-five percent (95%) of the amount of the paid-in share capital.

Should the Board of Executive Officers' proposal on the allocation to be given to net income for the year include a distribution of dividends and/or payment of interest on shareholders' equity in an amount greater than the mandatory dividend set forth in

Article 25, item III, of the bylaws, and/or include the retention of income pursuant to Article 196 of Law No. 6,404/76, the net income balance for the purpose of establishing this reserve shall be determined after the full deduction of these allocations.

b. Identify the amount allocated to the reserve

The amount allocated to the reserve is **R$6,847,887,070.68**.

c. Describe how the amount was calculated

The amount of R$6,847,887,070.68 is the result of the Net Income allocation for the fiscal year, deducted from the Legal Reserve and from Interest on shareholders' equity and dividends paid to the shareholders, as shown below:

Description	Amount (R$)
Net Income for the fiscal year 2024	19,085,448,154.07
Legal Reserve	(954,272,407.70)
Interest on Shareholders' Equity Paid	(6,307,588,675.69)
Interest on Shareholders' Equity to be Paid	(4,975,700,000.00)
Amount Allocated to the Statutory Reserves	**6,847,887,070.68**

15. If there is withholding of the income provided in the capital budget

a. Identify the amount withheld

There is no proposal for the withholding of income provided in the capital budget.

b. Provide a copy of the capital budget

There is no proposal for the withholding of income provided in the capital budget.

16. If there is an allocation of income to the tax incentive reserve

a. Inform the amount allocated to the reserve

There is no proposal allocation of net income to the tax incentive reserve.

b. Explain the nature of the allocation

There is no proposal for allocation of net income to the tax incentive reserve.

Appointment of candidates to compose the Fiscal Council formalized by preferred shareholders

Pursuant to item "a" of Paragraph Four of Article 161 of Law No. 6,404/76, below we make available the names and qualifications of the candidates appointed by IGN Participações Ltda., Magnat Participações Ltda. and other minority shareholders **holders of preferred shares issued by the Company**, to compose the Fiscal Council:

Effective Member	Alternate Member
Ava Cohn, Brazilian, married, business administration, Identity Card 11.073.381-2/SSP-SP, Individual Taxpayer's ID 090.196.928-10	***Marcos Aparecido Galende***, Brazilian, married, accountant, Identity Card 16.632.310-X/SSP-SP, Individual Taxpayer's ID 089.419.738/05

Next, additional information on the candidates nominated, in accordance with the Items 7,3 to 7,6 of Attachment C of CVM Resolution No. 80/22.

Item 7.3. General Information

Term of Office: Up until the 2025 Annual Shareholders' Meeting
Elected by the controller: No
Independent members: Yes

Description of any of the following events that have occurred during the last 5 years:

i. **criminal conviction;**
ii. **conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;**
iii. **conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.**

None of the members of the Fiscal Council is involved in the convictions contained in items i, ii and iii above.

AVA COHN

data of birth:	10.2.1964
profession:	Business Administrator
CPF No. (Tax ID) or Passport No.:	090.196.928-10
election position held:	Effective Member of the Fiscal Council
date of election:	3.11.2024
date that office was taken:	4.29.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:

i. at the issuer and companies within its economic group:

- **Banco Bradesco S.A.** Effective Member of the Fiscal Council

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item "i" above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MARCOS APARECIDO GALENDE

data of birth:	5.9.1967
profession:	Accountant
CPF No. (Tax ID) or Passport No.:	089.419.738/05
election position held:	N/A
date of election:	N/A
date that office was taken:	N/A
start date of the first term of office if the administrator has been serving consecutive terms of office	N/A

Main professional experiences during the last 5 years, highlighting positions and roles held:

i. at the issuer and companies within its economic group:

- **Banco Bradesco S.A.** From 2011 to 2023 he held the position of Department Officer
- **Bradespar S.**A. Effective Member of the Fiscal Council
- **Bradseg Participações S.A.** Effective Member of the Fiscal Council
- **Cielo S.A. - Instituição de Pagamento.** Effective Member of Fiscal Council.
- **Elo Serviços S.A.** Alternate Member of Fiscal Council.
- **Elo Participações Ltda.** Alternate Member of Fiscal Council.

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item "i" above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

Item 7.4. Provide the information mentioned in item 7.3 regarding the members of statutory committees:

The appointed candidates are not members of any Issuer Committee.

Item 7.5. Information on existence of marital relationship, stable union or kinship to the second degree between:

a. the issuer's managers:

There is no such relationship involving the appointed candidates.

b. (i) the managers of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer:

None.

c. (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor:

None.

d. (i) the issuer's managers and (ii) the managers of the issuer's direct or indirect controlling companies:

There is no such relationship involving the appointed candidates.

Item 7.6. Information on the relationships of subordination, of provision of service or control maintained in the past three fiscal years, between the issuer's managers and:

a. company controlled, directly or indirectly, by the issuer, with the exception of those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock:

None

b. direct or indirect controller of issuer:
The appointed candidates have no subordination, service provision or control relationship maintained with any direct or indirect controller of the issuer.

c. if relevant, supplier, client, debtor or creditor of the issuer, its controlled or controlling or subsidiaries of any of these persons: None.

Appointment of candidates to compose the Fiscal Council formalized by non-controlling common shareholders

Pursuant to item "a" of Paragraph Four of Article 161 of Law No. 6,404/76, below we made available the names and qualifications of the candidates appointed by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, **non-controlling shareholder holder of common shares issued by the Company**, to compose the Fiscal Council:

Effective Member	Alternate Member
Ludmila de Melo Souza, Brazilian, single, accountant, Identity Card MG13139255/SSP-MG, Individual Taxpayer's ID 060.988.286-44	***Monica Pires da Silva***, Brazilian, divorced, accountant, Identity Card 06.049.365-7/DETRAN-RJ, Individual Taxpayer's ID 806.150.317-49

Next, additional information on the candidates nominated, in accordance with the Items 7,3 to 7,6 of Attachment C of CVM Resolution No. 80/22.

Item 7.3. General Information

Term of Office: Up until the 2025 Annual Shareholders' Meeting
Elected by the controller: No
Independent members: Yes

Description of any of the following events that have occurred during the last 5 years:

i. **criminal conviction;**
ii. **conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;**
iii. **conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.**

None of the members of the Fiscal Council is involved in the convictions contained in items i, ii and iii above.

LUDMILA DE MELO SOUZA

data of birth:	March 5, 1986
profession:	Accountant
CPF No. (Tax ID) or Passport No.:	060.988.286-44
election position held:	Alternate Member of the Fiscal Council
date of election:	3.11.2024
date that office was taken:	5.15.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.11.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

i. at the issuer and companies within its economic group:

- **Banco Bradesco S.A.** Alternate Member of the Fiscal Council

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item "i" above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

MÔNICA PIRES DA SILVA

data of birth:	7.14.1964
profession:	Accountant
CPF No. (Tax ID) or Passport No.:	806.150.317-49
election position held:	Effective Member of the Fiscal Council
date of election:	3.11.2024
date that office was taken:	4.30.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2023

Main professional experiences during the last 5 years, highlighting positions and roles held:

i. at the issuer and companies within its economic group:

- **Banco Bradesco S.A.** Effective Member of the Fiscal Council

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item "i" above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

Item 7.4. Provide the information mentioned in item 7.3 regarding the members of statutory committees:

The appointed candidates are not members of any Issuer Committee.

Item 7.5. Information on existence of marital relationship, stable union or kinship to the second degree between:

a. the issuer's managers:

There is no such relationship involving the appointed candidates.

b. (i) the managers of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer:

None.

c. (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor:

None.
d. (i) the issuer's managers and (ii) the managers of the issuer's direct or indirect controlling companies:

There is no such relationship involving the appointed candidates.

Item 7.6. Information on the relationships of subordination, of provision of service or control maintained in the past three fiscal years, between the issuer's managers and:

a. company controlled, directly or indirectly, by the issuer, with the exception of those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock:

None

b. direct or indirect controller of issuer:

The appointed candidates have no subordination, service provision or control relationship maintained with any direct or indirect controller of the issuer.

c. if relevant, supplier, client, debtor or creditor of the issuer, its controlled or controlling or subsidiaries of any of these persons: None.

Appointment of candidates to compose the Fiscal Council formalized by controlling shareholders

Dear shareholders,

Article 18 of the Company's Bylaws and Article 2 of the Internal Charter of the Fiscal Council inform that the Body shall be composed of three (3) to five (5) effective members and an equal number of alternates, shareholders or not.

Considering that the Company has already received proposals of candidates appointed by minority shareholders holders of common and preferred shares and pursuant the provisions of letter "b" of Paragraph Four of Article 161 of Law No. 6,404/76, **the controlling shareholders of the Company** hereby present to you their nominees to compose the Fiscal Council, all with 1-year term of office, until the Annual Shareholders' Meeting to be held in 2026:

a) as effective members:

José Maria Soares Nunes, Brazilian, in stable union, accountant, Identity Card 10.729.603-2/SSP-SP, Individual Taxpayer's ID 001.666.878/20
Vicente Carmo Santo, Brazilian, married, business administrator, Identity Card 10.832.195-2/SSP-SP, Individual Taxpayer's ID 011.316.688/55
Joaquim Caxias Romão, Brazilian, married, lawyer, OAB/SP No. 181.860, Individual Taxpayer's ID 010.264.668/65

b) as alternates of the members above mentioned, respectively, Messrs.:

Frederico Willian Wolf, Brazilian, married, business administrator, Identity Card 6.479.490-8/SSP-SP, Individual Taxpayer's ID 882.992.108/44
Luiz Eduardo Nobre Borges, Brazilian, married, accountant, Identity Card 24.647.000-8/SSP-SP, Individual Taxpayer's ID 185.221.388/42
Artur Padula Omuro, Brazilian, married, business administrator, Identity Card 9.379.198-7/SSP-SP, Individual Taxpayer's ID 024.712.498/25

All the candidates appointed filed at the Company's headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76.

Should they be elected, they will take office after their names are approved by the Central Bank of Brazil.

Next, additional information on the candidates nominated, in accordance with the Items 7,3 to 7,6 of Attachment C of CVM Resolution No. 80/22.

7.3. General Information

Term of Office: Up until the 2025 Annual Shareholders' Meeting
Elected by the controller: Yes
Independent members: Yes

Description of any of the following events that have occurred during the last 5 years:

i. **criminal conviction;**
ii. **conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;**
iii. **conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.**

None of the members of the Fiscal Council is involved in the convictions contained in items i, ii and iii above.

JOSÉ MARIA SOARES NUNES

data of birth:	4.11.1958
profession:	Accountant
CPF No. (Tax ID) or Passport No.:	001.666.878-20
election position held:	Effective Member of the Fiscal Council
date of election:	3.11.2024
date that office was taken:	4.29.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2014

Main professional experiences during the last 5 years, highlighting positions and roles held:

i. at the issuer and companies within its economic group:

- **Banco Bradesco S.A.** Effective Member of the Fiscal Council.

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item "i" above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

FREDERICO WILLIAM WOLF

data of birth:	5.12.1957
profession:	Administrator
CPF No. (Tax ID) or Passport No.:	882.992.108-44
election position held:	Alternate Member of the Fiscal Council
date of election:	3.11.2024
date that office was taken:	5.15.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:

i. at the issuer and companies within its economic group:

- **Banco Bradesco S.A.** Alternate Member of the Fiscal Council. From 6.1.2011 to 1.2.2020 he held the position of Department Officer
- **Bradespar S.A.** Alternate Member of the Fiscal Council

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item "i" above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

VICENTE CARMO SANTO

data of birth:	4.5.1961
profession:	Business Administrator
CPF No. (Tax ID) or Passport No.:	011.316.688-55
election position held:	Effective Member of the Fiscal Council
date of election:	3.11.2024
date that office was taken:	4.29.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2023

Main professional experiences during the last 5 years, highlighting positions and roles held:

i. at the issuer and companies within its economic group:

- **Banco Bradesco S.A.** Effective Member of the Fiscal Council

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item "i" above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

LUIZ EDUARDO NOBRE BORGES

data of birth:	2.15.1975
profession:	Accountant
CPF No. (Tax ID) or Passport No.:	185.221.388-42
election position held:	Alternate Member of the Fiscal Council
date of election:	3.11.2024
date that office was taken:	5.16.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:

i. at the issuer and companies within its economic group:

- **Banco Bradesco S.A.** Alternate Member of the Fiscal Council

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item "i" above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

JOAQUIM CAXIAS ROMÃO

data of birth:	8.25.1960
profession:	Lawyer
CPF No. (Tax ID) or Passport No.:	010.264.668-65
election position held:	Effective Member of the Fiscal Council
date of election:	3.11.2024
date that office was taken:	4.29.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:

i. at the issuer and companies within its economic group:

- **Banco Bradesco S.A.** Effective Member of the Fiscal Council
- **Bradespar S.A.** Effective Member of the Fiscal Council

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item "i" above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

ARTUR PADULA OMURO

data of birth:	9.23.1961
profession:	Administrator
CPF No. (Tax ID) or Passport No.:	024.712.498-25
election position held:	Alternate Member of the Fiscal Council
date of election:	3.11.2024
date that office was taken:	5.15.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:

i. at the issuer and companies within its economic group:

- **Banco Bradesco S.A.** Alternate Member of the Fiscal Council
- **Bradespar S.A.** Alternate Member of the Fiscal Council

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item "i" above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

Item 7.4. Provide the information mentioned in item 7.3 regarding the members of statutory committees:

The appointed candidates are not members of any Issuer Committee.

Item 7.5. Information on existence of marital relationship, stable union or kinship to the second degree between:

a. the issuer's managers:

There is no such relationship involving the appointed candidates.

b. (i) the managers of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer:

None.

c. (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor:
None.

d. (i) the issuer's managers and (ii) the managers of the issuer's direct or indirect controlling companies:

There is no such relationship involving the appointed candidates.

Item 7.6. Information on the relationships of subordination, of provision of service or control maintained in the past three fiscal years, between the issuer's managers and:

a. company controlled, directly or indirectly, by the issuer, with the exception of those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock:

None

b. direct or indirect controller of issuer:

The appointed candidates have no subordination, service provision or control relationship maintained with any direct or indirect controller of the issuer.

c. if relevant, supplier, client, debtor or creditor of the issuer, its controlled or controlling or subsidiaries of any of these persons: None.

Proposal for the overall Management compensation and social security

Dear Shareholders,

The Board of Directors of the Company hereby submits for your examination and approval, proposal for establish the overall compensation and the social security of the Management, for the year 2025, in the total of up to R$793,101,808.00, being:

- R$757,471,808.00, as: fixed compensation, long-term incentive and variable compensation; and

- R$35,630,000.00 to funding of the management pension plan.

The Company clarifies that the proposed overall amount is consistent with the great experience of the Managers and their high degree of knowledge about the Company, given that most of them built their careers in the Organization itself, as well as the need to retain their talents in an increasingly competitive market.

It´s important to highlight that it will be incumbent on the Remuneration Committee to continue assessing the corporate performance, the fulfillment of the objectives and the sustainability of the business, for the purpose of checking whether the results justify the distribution of the overall annual amount of the compensation up to the limit proposed.

Pursuant to letter "p" of Article 9 of the Bylaws, the Board of Directors will decide on the distribution of the annual overall amount of the compensation and social security to its own members and to the members of the Board of Executive Officers.

For further information on the overall management compensation and social security, consult the Attachment **Information on Management Compensation**, in accordance with the provisions of Item 8 of Attachment C to CVM Resolution No. 80/22.

Proposal for the monthly compensation of the Fiscal Council's effective members

Dear Shareholders,

The Board of Directors of this Company hereby submits for your examination and resolution the proposal for the monthly compensation for the Fiscal Council´s members, being:

✓ R$45,000.00 for each effective member; and

✓ R$6.000.00 for each alternate member.

The proposed values for the compensation of the members of the Fiscal Council are in accordance with the provisions of Paragraph Three of Article 162 of Law No. 6,404/76, which establishes that the compensation for the Fiscal Council's members will be determined by the Shareholders' Meeting in which they are elected and that it cannot be lower, for each member in office, than ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer as fixed compensation, without the payment, according to current legislation, of benefits, representation expenses and Company's profit sharing, in any other denomination.

For further information on the overall management compensation and social security, consult the Attachment **Information on Management Compensation**, in accordance with the provisions of Item 8 of Attachment C to CVM Resolution No. 80/22.

8. Management Compensation

8.1 - Description of the policy or compensation practice, including the non-statutory board:

a) **Objectives of remuneration policy or practice informing if the remuneration policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, locations in the world computer network where the document can be consulted**

In 2012, Bradesco amended its remuneration policy for managers, approved by the Board of Directors at the Special Meeting of February 6, 2012, in order to reflect the objectives established by Resolution No. 5,177/2024 of the National Monetary Council (CMN), which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders' Meeting as variable compensation. Its policy aims at:

- ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager's duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;
- providing alignment between compensation practices for the Management and the Organization's interests, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and
- ensuring that the remuneration practice is related to objectives that seek the valuation of the Organization, encouraging healthy and ethical behaviors, and not encouraging behaviors that raise risk exposure above the levels considered prudent in the adopted short, medium and long-term strategies.

The Remuneration Policy is available on the website: **Remuneration Policy.**

b) **practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating:**

i. **the issuer´s bodies and committees who participate in the decision-making process, identifying how they participate**

The governance structure responsible for managing and ensuring compliance with the Remuneration Policy is exercised by the following Bodies and their responsibilities:

- **Remuneration Committee of the Bradesco Organization**, (i) analyses the result of the performance assessments in order to propose the payment of the Variable Compensation to be deliberated by the Board of Directors; (ii) proposes to the

Board of Directors the Overall Amount of the compensation (Monthly Compensation and Variable Compensation) to be distributed to the Management of each company of the Organization; and (iii) proposes to the Board of Directors the payment of Variable Compensation to the Management of each company of the Organization.

- **Board of Directors**, evaluating the proposals of the Remuneration Committee and deliberating on them.

- **Shareholders' Meeting / Meeting of Quota Members**, approves the Overall Amount of the company's remuneration.

ii. criteria and methodology used to determine the individual remuneration, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of such studies:

The guidelines established in the Remuneration Policy are in compliance with the laws, rules and regulations that govern the subject, observing the following rules:

- to ensure the establishment of remuneration practice for all Managers of the Organization, which includes the Members of the Board of Directors, the CEO and other Officers, maintaining the uniformity of compensation among the members of the same hierarchy (position), and there may be differentiation as a result of time in the position, experience, academic formation or other differential that the Board of Directors deems appropriate. The compensation is distributed in fixed monthly installments;

- to ensure that the practice of compensation is in conformity with the legislation, rules and regulations that govern the matter, and it is the responsibility of the Board of Directors and the relevant Management Bodies to determine the value of the compensation of each of the managers based on: (i) the responsibilities of the Managers, considering the different positions they occupy and the functions they perform; (ii) the time devoted to their duties; (iii) the professional competence and reputation, in view of their experience and qualification; and (iv) the value of its services in the market;

- to promote the alignment between the compensation practices of the Managers and the interests of the Organization, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and

- to ensure that the practice of compensation is related to objectives that seek the appreciation of the Organization, encouraging healthy and ethical behaviors, and not encouraging behaviors that raise exposure.

iii. how often and how the board of directors assesses the adequacy of the issuer's remuneration policy.

Annually.

c) Composition of remuneration, indicating:

i. description of the various elements that make up the remuneration, including, for each of them:

- **its objectives and alignment with the issuer's short, medium and long-term interests**

a) Board of Directors and Board of Executive Officers

The remuneration of the members of the Board of Directors, the Chief Executive Officer and the other Officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and Variable Compensation, based on target criteria and performance indicators, attributed according to the criteria of multiple Monthly Compensation, up to the limit authorized by the Shareholders' Meeting.

In addition, annually, a proposal is submitted to the approval of the Shareholders' Meeting to fund the Pension Plan for Managers, the amounts of which are shown in item 8.2, as post-employment benefits, which aims to ensure the commitment of managers and the CEO to the present and future development of the Company's activities, that is, its operations focusing on business perpetuity and long-term value generation.

b) Fiscal Council

The remuneration of the members of the Fiscal Council is established by the Shareholders' Meeting that elects them. For the Effective Members (in-office), their remuneration may not be less than ten percent (10%) of the monthly remuneration that, on average, is attributed to each Officer, as fixed remuneration, not including, in accordance with the current legislation, benefits, representation funds and participation in the Company's profits, in any way.

c) Audit Committee

The compensation of the Members of the Audit Committee is represented by fixed monthly payments for the term of his mandate, with the exception of a member which only receives compensation as a member of the Board of Directors, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company's financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee's members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and

auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including by the regulatory bodies.

d) Remuneration Committee

The Remuneration Committee, defined in the Bylaws, is composed by members chosen among the members of the Company's Board of Directors and also, as required by Resolution No. 5,177/2024 of the National Monetary Council (CMN), by one (1) non-manager member. The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, are not compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, the member has his/her compensation set by the Board of Directors, according to the market parameters. No Manager of the Bradesco Organization is remunerated for the functions that they exercise in the Bradesco Organization committees.

e) Other Committees

The members of the other committees are compensated only for the duties they perform in the management bodies or executive areas in which they act in the Bradesco Organization. No Manager of Bradesco Organization is compensated for duties that they perform in the referred committees.

One of the guidelines of the Remuneration Policy of the Management is to ensure that the remuneration practice is related to objectives that seek the valuation of the Bradesco Organization and of the individual, encouraging healthy and ethical behaviors, and not encouraging behaviors that raise risk exposure above the levels considered prudent in the adopted short, medium and long-term strategies adopted by the Bradesco Organization.

As a result of this, through the payment of fixed compensation, Bradesco seeks, in the short-term, to align its interests with those of its Management.

In order to encourage the alignment of interests in the medium-term, Bradesco can make the payment of a variable compensation to its Management, including the CEO, which will be approved once it has been verified that certain indicators have been met.

The payment of the variable compensation will be made upon receipt of fifty percent (50%) in cash and fifty percent (50%) destined to the acquisition of preferred shares issued by Bradesco or PNB shares issued by BBD Participações S.A. (company that is a member of the control group of Bradesco), which shall be recorded and will be unavailable ("Restricted Shares"), becoming available in three (3) equal, annual and successive installments.

The Restricted Shares held by the Directors and Chief Executive Officer will be affected ("clawback") if there is a significant reduction in Bradesco's recurring profit, or if the financial result is negative, during the deferral period, except when the reduction or negative result is due to extraordinary, unexpected and external events, which affect other financial institutions in the same way and are not related to the actions or omissions of the

management. In this case, the Compensation Committee may decide on a clawback, in order to protect the financial interests of Bradesco Organization.

In addition, Managers are entitled to a Pension Plan that aims to ensure that their performance is in line with the sustainability of the business and the creation of long-term values for the Company. This systematic approach binds the Managers to cautious management in practice and in line with the long-term risks, leading to the increase of the values distributed to the shareholders of the Company.

- **proportion in total remuneration in the last 3 fiscal years**

The Management remuneration is comprised of Fixed Compensation, represented by Monthly Compensations established according to the duration of their term, and Variable Compensation awarded according to the criteria of multiple Monthly Compensations, based on target criteria and performance indicators, up to the limit authorized by the Shareholders' Meeting.

We highlight that the proportion/percentage of each element in the total compensation is not established, and it can be changed annually.

Fiscal Year ended on December 31, 2024	Annual Fixed Compensation	Variable Compensation	Post-Employment Benefit (1)	Total
Board of Directors	49.48%	49.07%	1.45%	100.00%
Board of Executive Officers	25.37%	27.14%	47.49%	100.00%
Fiscal Council	100.00%	0.0%	0.0%	100.00%
Audit Committee	100.00%	0.0%	0.0%	100.00%

Fiscal Year ended on December 31, 2023	Annual Fixed Compensation	Variable Compensation	Post-Employment Benefit (1)	Total
Board of Directors	42.46%	56.23%	1.31%	100.0%
Board of Executive Officers	25.98%	24.55%	49.46%	100.0%
Fiscal Council	100.00%	0.0%	0.0%	100.0%
Audit Committee	100.00%	0.0%	0.0%	100.0%

Fiscal Year ended on December 31, 2022	Annual Fixed Compensation	Variable Compensation	Post-Employment Benefit (1)	Total
Board of Directors	37.29%	61.55%	1.16%	100.00%
Board of Executive Officers	20.10%	35.63%	44.28%	100.00%
Fiscal Council	100.00%	0.0%	0.0%	100.00%
Audit Committee	100.00%	0.0%	0.0%	100.00%

(1) The amounts corresponding to post-employment benefits are related to the Managers' pension plan.

- **methodology for calculating and adjusting**

Board of Directors and Board of Executive Officers

- **Fixed Compensation or Monthly Compensation:** monthly fixed compensations established for the period of the Manager's term.

- **Variable Compensation:** amount attributed to the Managers, as performance compensation, in addition to the Fixed Compensation, based on the target criteria and performance indicator. It is important to highlight that the total Variable Compensation will be paid on a date defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are filed and unavailable ("Restricted Shares"). The Restricted Shares become available in three (3) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.

- **Overall Amount:** includes the total compensation (fixed compensations and variable compensation).

To determine the overall amount for compensation, Bradesco Organization observes the following criteria:

1. **Bradesco Organization's Remuneration Committee:** proposes to the Board of Directors the Overall Amount for compensation (Monthly Compensation and Variable Compensation). The payment of Variable Compensation will observe the target criteria and performance indicators to be established and will be limited to Overall Amount, to be distributed to the Managers.

To define the Overall Amount for compensation (Monthly Compensations and Variable Compensation), the Remuneration Committee shall observe the following aspects:

- size and result of the company comparing to its competitors;

- domestic and foreign economic conditions, taking into consideration the past, present and future scenarios;

- internal and external factors that may affect the Bradesco Organization's businesses (current and potential risks); and

- Bradesco Organization's Overall performance, involving the recurrent income realized and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when it deems necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as Research and Economic Studies, Controllership, General Accounting and Financial Risk Management Department, besides other areas it deems appropriate.

2. **Board of Directors:** the most important management Body of the Bradesco Organization, it must evaluate the Remuneration Committee proposals and resolve on them.

3. **Shareholders' Meeting:** it is incumbent on the Shareholders' Meeting to approve the Overall Amount for the compensation of the Company.

Once all the steps to determine and approve the Overall Amount for compensation are fulfilled, it is incumbent on the Board of Directors of Bradesco to establish the compensation of each one of the Managers, comprised by Monthly Compensation and, based on the fulfillment of the target criteria and indicators, Variable Compensation.

Audit Committee

The process to calculate and readjust the Audit Committee's compensation starts in the Remuneration Committee.

The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of compensation for each Committee's member.

- **key performance indicators are taken into account, including, where appropriate, indicators linked to ESG**

Corporate assessment process

The uniformity in the treatment of work areas is one of the keys for the Bradesco Organization's effectiveness, as a manner to inhibit individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

Thus, even with the establishment of goals and objectives for all areas, individually, considering the Board of Directors, the Chief Executive Officer and Statutory Board of Executive Officers, for purposes of compensation, the Overall performance of the Organization is considered, making no segregation of area, whether it is considered as area of business or support, technical or relationship.

This overall performance, denominated in the Corporate Rule as Corporate Assessment Process takes into consideration the outcome of performance indicators, as follows:

- ROAE – Return on Equity – Adjusted;
- Overall Customer Satisfaction Index;
- Basel Index – Level 1;
- Operating Efficiency Ratio (ER);

- Social and Environmental Dimension of Market Indexes; and
- Coverage Ratio.

Individual assessment process

The individual performance of the Managers, as well as their corresponding areas, is accompanied by their respective superiors, according to the formal evaluation process, in compliance with the requirements of Resolution No. 5,177/2024 of the National Monetary Council (CMN).

For the formal assessment process, specific indicators are defined for areas and for individual assessment, according to the Managers' functions, taking into account the areas for business, controls, and other supporting areas.

For the assessment of areas, at least the following groups of indicators are considered:

a) main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;
b) actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;
c) actions directed to risk management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Financial Risk Management Department);
d) actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external clients; and
e) actions directed to environmental aspects: are indicators that assess the degree of compliance with the Corporate Sustainability Strategy, in conducting the objectives of the areas, considering ESG aspects (Environmental, including Climate Change, Social and Governance) and performance in the main Sustainability Indexes and Ratings.

For individual assessment, at least the following indicators are considered:

a) quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager assessed;
b) commitment to strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;
c) participation in collegiate decisions: aims to evaluate the active participation in meetings and committees, with opinions that contributed to the submitted decisions;
d) leadership team: evaluates the team management process;
e) planning: assesses the ability to plan the activities of their area in the medium- and long-term;
f) overview: evaluates, mainly, the Managers' vision about future trends to meet the demands of the market; and

g) applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance assessment of Managers in the areas of internal control and risk management must be based on the achievement of the objectives of their own functions and not specifically on the overall performance of the Organization. The Compliance and Non-Financial Risk Management, Financial Risk Management and Global Internal Audit are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization.

ii. **reasons that justify the composition of compensation**

The compensation structure for the Managers and the CEO of Bradesco, composed of a fixed compensation (monthly fees) and a variable compensation (multiple fees), in line with the guidelines set out in its Management Remuneration Policy, which takes into account the rules issued by Resolution No. 5,177/2024 of the National Monetary Council (CMN), and, in addition, the post-employment benefit in the Supplementary Pension Plan, seek to align the interests of the Managers with the projects and results of Bradesco.

In addition, the composition of compensation and the post-employment benefit are based on the management's alignment with the short-, medium- and long-term results and risks of the Company, as well as them being justified as a means to retain knowledgeable and high-quality Managers among the staff members of Bradesco.

iii. **existence of non-remunerated members by the issuer and the reason for this fact**

Not applicable.

d) existence of compensation supported by subsidiaries, controlled or direct or indirect controllers

Not applicable.

e) existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Not applicable.

8.2 – total compensation of the board of directors, statutory board of executive officers and fiscal council

Total compensation planned for current fiscal year (2023) - Annual Amounts

	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	11.00	95.00	10.00	116.00
No. of members paid	11.00	95.00	10.00	116.00
Fixed annual compensation	**25,819,200.00**	**525,000,000.00**	**2,800,000.00**	**553,619,200.00**
Salary or withdrawal	25,819,200.00	175,000,000.00	2,800,000.00	203,619,200.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	-	350,000,000.00	-	350,000,000.00
Description of other fixed compensatio	-	Long-term incentive: fixed remuneration for the acquisition of shares.	-	-
Variable compensation	**30,122,400.00**	**176,530,208.00**	-	**206,652,608.00**
Bonus	30,122,400.00	176,530,208.00	-	206,652,608.00
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable remuneration	Of the total of variable remuneration, based on criteria of performance targets and indicators, 50% of the net value will be destined to the acquisition of PN shares issued by Banco Bradesco S.A., which shall be recorded and unavailable ("Restricted Shares"), and will be available in three (3) annual equal and successive installments, whereby the first installment matures in the year following the effective payment date.		-	-
Post-employment	**830,000.00**	**34,800,000.00**	-	**35,630,000.00**
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	**56,771,600.00**	**736,330,208.00**	**2,800,000.00**	**795,901,808.00**

Proposals - Annual Shareholders´ Meeting

Total compensation planned for current fiscal year (2024) - Annual Amounts

	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	11.00	84.17	9.83	105.00
No. of members paid	11.00	84.17	9.83	105.00
Fixed annual compensation	**27,007,200.00**	**173,629,214.00**	**1,486,666.66**	**202,123,080.66**
Salary or withdrawal	27,007,200.00	173,629,214.00	1,486,666.66	202,123,080.66
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable compensation	**26,782,800.00**	**185,682,594.00**	-	**212,465,394.00**
Bonus	26,782,800.00	185,682,594.00	-	212,465,394.00
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable remuneration	Of the total of variable remuneration, based on criteria of performance targets and indicators, 50% of the net value will be destined to the acquisition of PN shares issued by Banco Bradesco S.A., which shall be recorded and unavailable ("Restricted Shares"), and will be available in three (3) annual equal and successive installments, whereby the first installment matures in the year following the effective payment date.		-	-
Post-employment	**790,812.00**	**324,956,423.96**	-	**325,747,235.96**
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	**54,580,812.00**	**684,268,231.96**	**1,486,666.66**	**740,335,710.62**

Total compensation planned for current fiscal year (2023) - Annual Amounts

	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	11.00	88.75	9.50	109.25
No. of members paid	11.00	88.75	9.50	109.25
Fixed annual compensation	**25,819,200.00**	**190,286,460.00**	**1,470,000.00**	**217,575,660.00**
Salary or withdrawal	25,819,200.00	190,286,460.00	1,470,000.00	217,575,660.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	-	-	-	-
Description of other fixed compensatio	-	-	-	-
Variable compensation	**34,190,800.00**	**179,805,348.00**	-	**213,996,148.00**
Bonus	34,190,800.00	179,805,348.00	-	213,996,148.00
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable remuneration	Of the total of variable remuneration, based on criteria of performance targets and indicators, 50% of the net value will be destined to the acquisition of PN shares issued by Banco Bradesco S.A., which shall be recorded and unavailable ("Restricted Shares"), and will be available in three (3) annual equal and successive installments, whereby the first installment matures in the year following the effective payment date.		-	-
Post-employment	**793,584.00**	**362,206,416.00**	-	**363,000,000.00**
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	**60,803,584.00**	**732,298,224.00**	**1,470,000.00**	**794,571,808.00**

Total compensation planned for current fiscal year (2022) - Annual Amounts

	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	10.83	90.00	8.58	109.41
No. of members paid	10.83	90.00	8.58	109.41
Fixed annual compensation	**22,642,400.00**	**164,419,918.00**	**1,381,500.00**	**188,443,818.00**
Salary or withdrawal	22,642,400.00	164,419,918.00	1,381,500.00	188,443,818.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	-	-	-	-
Description of other fixed compensatio	INSS amount recorded in the Company's income			-
Variable compensation	**37,367,600.00**	**291,488,449.35**	-	**328,856,049.35**
Bonus	37,367,600.00	291,488,449.35	-	328,856,049.35
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable remuneration	Of the total of variable remuneration, based on criteria of performance targets and indicators, 50% of the net value will be destined to the acquisition of PN shares issued by Banco Bradesco S.A., which shall be recorded and unavailable ("Restricted Shares"), and will be available in three (3) annual equal and successive installments, whereby the first installment matures in the year following the effective payment date.			
Post-employment	**705,408.00**	**362,294,592.00**	-	**363,000,000.00**
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	**60,715,408.00**	**818,202,959.35**	**1,381,500.00**	**880,299,867.35**

8.3 – variable compensation of the board of directors, statutory board of executive officers and fiscal council

a) **body** (see table in "d.ii" below)
b) **number of members** (see table in "d.ii" below)
c) **number of remunerated members** (see table in "d.ii" below)
d) in relation to bonus:

i. minimum amount predicted in the compensation plan

Bradesco does not establish a minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii. maximum amount predicted in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	95.00	10.00	116.00
Number of remunerated members	11.00	95.00	10.00	116.00
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	30,122,400.00	176,530,208.00	-	206,652,608.00
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-

iii. amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish compensation amount automatically associated with the achievement of goals for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes, the Overall performance of the Bradesco Organization is considered.

iv. amount effectively recognized in the results of the last three fiscal years

Total compensation of the fiscal year 2024 – annual amount

Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	84.17	9.83	105.00
Number of remunerated members	11.00	84.17	9.83	105.00
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	26.782.800.00	185.682.594.00	-	212.465.394.00
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2023 – annual amount

Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	88.75	9.50	109.25
Number of remunerated members	11.00	88.75	9.50	109.25
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	34,190,800.00	179,805,348.00	-	213,996,148.00
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2022 – annual amount				
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	10.83	90.00	8.58	109.41
Number of remunerated members	10.83	90.00	8.58	109.41
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	37,367,600.00	291,488,449.35	-	328,856,049.35
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

e) in relation to the profit sharing:

i. minimum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

ii. maximum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

iii. amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

iv. amount effectively recognized in the result of the last three fiscal years

Bradesco does not establish any amount corresponding to the profit sharing in the compensation plan for the Board of Directors, CEO, Statutory Board of Executive Officers and Fiscal Council.

8.4 – Compensation plan based on shares of the board of directors and the statutory board of executive officers

Bradesco has no compensation plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 5,177/2024 of the National Monetary Council (CMN), at the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred Shares), which will be recorded and unavailable ("Restricted Shares"). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

8.5 – Compensation based on shares of the board of directors and of the statutory board of executive officers

Bradesco has no compensation plan based on shares option for the Board of Directors and the Statutory Board of Executive Officers.

Pursuant to Resolution No. 5,177/2024 of the National Monetary Council (CMN), at the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred Shares), which will be recorded and unavailable ("Restricted Shares"). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

8.6 – Information on the options for buying shares performed in the last three fiscal years and planned for the current fiscal year, of the board of directors and the statutory board of executive officers

Bradesco has no compensation plan based on shares option for the Board of Directors and the Statutory Board of Executive Officers.

8.7 – Options exercised and open shares of the board of directors and the statutory board of executive officers at the end of the last fiscal year

Bradesco has no compensation plan based on shares option for the Board of Directors and the Statutory Board of Executive Officers.

8.8 – Options exercised relating to share-based compensation of the board of directors and the statutory board of executive officers in the last three fiscal years

Bradesco has no compensation plan based on shares option for the Board of Directors and the Statutory Board of Executive Officers.

8.9 – In relation to the compensation based on shares, in the form of shares to be delivered directly to the beneficiaries, recognized in the result of the last three fiscal years and that foreseen for the current fiscal year, of the board of directors and of the statutory board of executive officers

Bradesco has no compensation plan based on shares (including in shares option) for the Board of Directors and Statutory Board.

The payment of the variable compensation of the Management is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same fiscal year. Of the net total (after legal discounts) credited to the checking account of the manager, 50% is debited to acquire PNB shares issued by BBD Participações S.A. (PNB BBD shares) and/or PN shares issued by Bradesco (PN Bradesco Shares), which are recorded on their behalf and unavailable for trading, and released 1/3 each year in the following fiscal years.

8.10 - In relation to each share program performed in the last three fiscal years and planned for the current fiscal year, for the board of directors and the statutory board

Bradesco has no compensation plan based on shares (including in share options) for the Board of Directors and Statutory Board.

The payment of the variable compensation of the Management is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same fiscal year. Of the net total (after legal discounts) credited to the checking account of the manager, 50% is debited to acquire PNB shares issued by BBD Participações S.A. (PNB BBD shares) and/or PN shares issued by Bradesco (PN Bradesco Shares), which are recorded on its behalf and unavailable for trading, and released 1/3 each year in the following fiscal years.

8.11 - In relation to shares delivered regarding the compensation based on shares of the board of directors and the statutory board of executive officers, in the last three fiscal years

Bradesco has no compensation plan based on shares (including in share options) for the Board of Directors and Statutory Board.

The payment of the variable remuneration of the directors is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same fiscal year. Of the net total (after legal discounts) credited to the checking account of the manager, 50% is debited to acquire PNB shares issued by BBD Participações S.A. (PNB BBD shares) and/or

PN shares issued by Bradesco (PN Bradesco Shares), which are recorded on their behalf and unavailable for trading, and released 1/3 each year in the following fiscal years.

8.12 - Information necessary to understand the data disclosed in items 8.5 to 8.11 - Method of pricing the value of shares and options

Bradesco has no compensation plan based on shares (including in share options) for the Board of Directors and Statutory Board.

The payment of the variable remuneration of the directors is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same fiscal year. Of the net total (after legal discounts) credited to the checking account of the manager, 50% is debited to acquire PNB shares issued by BBD Participações S.A. (PNB BBD shares) and/or PN shares issued by Bradesco (PN Bradesco Shares), which are recorded on their behalf and unavailable for trading, and released 1/3 each year in the following fiscal years.

8.13 – Number of shares, quotas and other securities convertible into shares held by managers and members of the fiscal council – by body

BODY	BRADESCO		CIDADE DE DEUS	BBD PARTICIPAÇÕES			BRADESPAR	
	Common	Preferred	Common	Common	Preferred	PNB	Common	Preferred
Board of Directors	17,140,803	42,469,520	347,661,584	40,201,526	0	1,648,952	220,201	916,339
Board of Executive Officers	82,558	7,106,743	0	40,678,769	7,205,868	2,831,194	0	11,338
Fiscal Council	324	144,967	0	0	0	0	9	27

8.14 – Information on private pension plans granted to the members of the Board of Directors and of the statutory board of executive officers

a) **body**
See table 8.14.

b) **number of members**
See table 8.14.

c) **number of remunerated members**
See table 8.14.

d) **name of the Plan**
Bradesco Organization's Pension Plan

e) **number of managers that meet the conditions to retire**
See table 8.14.

f) conditions for early retirement

In case the participant is older than 55, when they withdraw from the Bradesco Organization, if they have contributed to the Plan for at least 10 years, they may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant's individual account (contributions made by the company and the participant).

g) updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the managers

See table 8.14.

h) total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 8.14.

i) if there is the possibility of early redemption and the conditions for that

There is the possibility of early redemption after the grace period of a full calendar year, counted from the first working day of the month of January of the year following the contribution, in compliance with the rules governing the subject.

Table 8.14

Body (Item "a")	Total number of members (Items "b and c")				Item "e"	Item "g"	Item "h"
	Total number of members	Number of remunerated members	Retired	Active		R$	R$
Board of Directors	11,00	11,00	6	5	-	52,081,928,41	790,812,00
Statutory Board of Executive Officers	84,17	84,17	2	85	-	702,888,431,43	324,956,423,96
Total	**95,17**	**95,17**	**8**	**90**	**-**	**754,970,359,84**	**325,747,235,96**

8.15 – Highest, lowest and the average individual compensation for the board of directors, statutory board of executive officers and fiscal council

Body	Board of Directors			Board of Executive Officers			Fiscal Council		
	31/12/2024	31/12/2023	31/12/2022	31/12/2024	31/12/2023	31/12/2022	31/12/2024	31/12/2023	31/12/2022
Total nº of members	11	11	10.83	84.17	88.75	90	9.83	9.5	8.58
Nº of members paid	11	11	10.83	84.17	88.75	90	9.83	9.5	8.58
Highest compensation value (Reais)	5,664,384.00	6,606,014.55	6,821,174.55	27,869,107.20	26,455,440.00	31,417,408.00	240,000.00	240,000.00	236,000.00
Lowest compensation value (Reais)	4,294,752.00	5,196,254.55	5,207,254.55	3,166,944.00	3,217,104.00	4,096,329.60	60,000.00	60,000.00	236,000.00
Average compensation value (Reais))	4,961,892.00	5,527,598.55	5,606,224.19	8,129,597.62	8,251,247.59	9,091,143.99	151,237.71	154,736.84	160,951.46

Board of Directors	
31/12/2024	The above amounts do not include the contributions of the company to the INSS. One (1) member held his position for nine (9) months. One (1) member held his position function for three (3) months.
31/12/2023	The above amounts do not include the contributions of the company to the INSS.
31/12/2022	The above amounts do not include the contributions of the company to the INSS. One (1) member held his position for ten (10) months.
Board of Executive Officers	
31/12/2024	The above amounts do not include the contributions of the company to the INSS. Four (4) Officers held their positions for one (1) month One (1) Officer held his position for two (2) months Three (3) Officers held their positions for three (3) months One (1) Officer held his position for four (4) months Two (2) Officers held their positions for five (5) months Two (2) Officers held their positions for six (6) months One (1) Officer held his position for seven (7) months One (1) Officer held his position for eight (8) months Three (3) Officers held their positions for nine (9) months Four (4) Officers held their positions for ten (10) months Three (3) Officers held their positions for eleven (11) months
31/12/2023	The above amounts do not include the contributions of the company to the INSS. One (1) Officer held his position for one (1) month One (1) Officer held his position for two (2) months Three (3) Officers held their positions for five (5) months Seven (7) Officers held their positions for six (6) months One (1) Officer held his position for seven (7) months One (1) Officer held his position for nine (9) months One (1) Officer held his position for ten (10) months Six (6) Officers held their positions for eleven (11) months
31/12/2022	The above amounts do not include the contributions of the company to the INSS. Six (6) Officers held their positions for eleven (11) months One (1) Officer held his position for ten (10) months One (1) Officer held his position for eight (8) months Four (4) Officers held their positions for two (2) months
Fiscal Council	
31/12/2024	The above amounts do not include the contributions of the company to the INSS. One (1) member held his position for two (2) months Two (2) members held their positions for ten (10) months
31/12/2023	The above amounts do not include the contributions of the company to the INSS. Two (2) members held their positions for two (2) months One (1) member held his position for six (6) months Two (2) members held their positions for ten (10) months
31/12/2022	The above amounts do not include the contributions of the company to the INSS. Six (6) members held their positions for ten (10) months

8.16 – Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

8.17 – Percentage in total compensation held by management and members of the fiscal council that are related parties to the controlling companies

Body	2024	2023	2022
Board of Directors	54.5%	54.5%	54.5%
Statutory Board of Executive Officers	85.5%	95.2%	91.4%
Fiscal Council	0.0%	0.0%	0.0%

8.18 – Compensation of managers and fiscal council's members, grouped by body, received for any reason other than the position they occupy

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

8.19 – Compensation of members of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council recognized in the income of the controlling shareholders, direct or indirect, of companies under common control and of the issuer's subsidiaries

Current Fiscal Year 2025 – amounts received that were recognized in the results of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer's subsidiaries	157,676,443,20	-	-	**157,676,443,20**
Companies under common control	-	-	-	-

Fiscal Year 2024 – amounts received that were recognized in the results of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer's subsidiaries	158.582.516,40	-	-	**158.582.516,40**
Companies under common control	-	-	-	-

Fiscal Year 2023 – amounts received that were recognized in the results of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	2,891,724.00	-	-	**2,891,724.00**
Issuer's subsidiaries	162,848,654.40	-	-	**162,848,654.40**
Companies under common control	-	-	-	-

Fiscal Year 2022 – amounts received that were recognized in the results of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	42,461,800.00	-	-	**42,461,800.00**
Issuer's subsidiaries	98,083,158.43	-	-	**98,083,158.43**
Companies under common control	-	-	-	-

8.20 – Other relevant information

None.



SPECIAL Shareholders´ Meeting Agenda

Proposal to elect a member for the Board of Directors

Dear shareholders,

The controlling shareholders of Banco Bradesco S.A., represented according to their Bylaws, hereby submit, for examination and resolution, observing the provisions of the head of Article 8 of the Company's Bylaws, proposal for the election of Mr. **Rogério Pedro Câmara**, Brazilian, married, banking employee, Identity Card 16.247.624-3/SSP-SP, Individual Taxpayer's ID 063.415.178/90 to the position of member of the Board of Directors, appointed in a meeting of that Body held 9.19.2024, replacing the Board member Milton Matsumoto, pursuant to the provisions of Article 150 of Law No. 6,404, of 1976.

The controlling shareholders clarify that the appointed candidate filed, at Bradesco headquarters, a statement, under penalty of law, that he meets the eligibility preconditions, pursuant to Articles 146 and 147 of Law No. 6,404/76 and to Resolution No. 4,970/21, of the National Monetary Council.

If elected, the Board member shall have his name submitted to Central Bank of Brazil for approval, upon which he shall take office for a coincident term of office of the other members, to be extended until the investiture of the new Board Members to be elected at the Annual Shareholders´ Meeting to be held in 2026.

Next, additional information on the candidate nominated, in accordance with the Items 7,3 to 7,6 of Attachment C of CVM Resolution No. 80/22.

Item 7.3. General Information

Term of office: until the first Shareholders´ Meeting after his election.
Elected by the controller: Yes
Independent Members: No.

Description of any of the following events that have occurred during the last 5 years:

i. **criminal conviction;**
ii. **conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;**
iii. **conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.**

The new member is not involved in the convictions contained in items i, ii and iii above.

Rogério Pedro Câmara

data of birth:	10.5.1963
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	063.415.178-90
election position held:	Member of the Board of Directors
date of election:	9.19.2024
date that office was taken:	11.25.2024
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2017

Main professional experiences during the last 5 years, highlighting positions and roles held:

i. at the issuer and companies within its economic group:

- **Banco Bradesco S.A.** Member of the Board of Directors
- **Fundação Bradesco** Member of the Managing Board
- **NCF Participações S.A.** Member of the Board of Directors
- **Nova Cidade de Deus Participações S.A.** Officer
- **Cidade de Deus - Companhia Comercial de Participações** Member of the Board of Directors
- **Alelo Instituição de Pagamento S.A.** Member of the Board of Directors

ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item "i" above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

iii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item "i" above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%.

Item 7.4 – Provide the information mentioned in item 7.3 regarding the members of the statutory committees

Name	Date of Birth	Profession	CPF No.	Position	Date of Appointment	Term of office	Start date of the first term of office
Maurício Machado de Minas	July 1st, 1959	Banking Employee	044.470.098-62	Member, acting as Coordinator	March 21, 2024	Not stated	April 20, 2020
Samuel Monteiro dos Santos Junior	February 5, 1946	Lawyer	032.621.977-34	Member	March 21, 2024		March 17, 2022
Paulo Roberto Simões da Cunha	May 27, 1950	Accountant	567.047.048-68		March 21, 2024		March 17, 2022
Octavio de Lazari Junior	July 18, 1963	Banking Employee	044.745.768-37		March 21, 2024		March 21, 2024
Rogério Pedro Câmara	October 5, 1963	Banking Employee	063.415.178-90		September 19, 2024		September 19, 2024

Item 7.5 – Information on the existence of a marital relationship, stable union or kinship up to the second degree related to:

a) **issuer's managers:** None.

b) **(i) issuer's managers and (ii) subsidiaries' managers, directly or indirectly bound to the issuer:** None.

c) **(i) issuer's managers and the managers of their directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers:** None.

d) **(i) issuer's managers and (ii) managers of the issuer's direct or indirect controllers:** None.

Item 7.6 – Information on subordination, service provision or control relationships maintained in the last three fiscal years between the issuer's directors and:

a) **company controlled, direct or indirectly, by the issuer, except for those in which the issuer holds, direct or indirectly, a share equal to or greater than 99% (ninety-nine percent) of the share capital:** None

b) direct or indirect controlling company of the issuer:

ROGÉRIO PEDRO CÂMARA	2022	2023	2024
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board	Member of the Managing Board	Member of the Managing Board
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Vice-President	Vice-President	Member of the Board of Directors (as of 10.10.2024)
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Officer

c) if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary, or controlling or subsidiaries of any of these people:

None.

Proposal to partially amend the Bylaws

Dear shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits, for your examination and resolution, proposal to partially amend the Bylaws in the heading of Article 6, referring to the number of shares into which the Capital Stock is divided, in order to reflect the cancellation, resolved by the Company´s Board of Directors, of 50,158,200 book-entry, registered shares, with no par value, issued by the Company, held in treasury, of which 26,433,900 are common shares and 23,724,300 are preferred shares, acquired through a share buyback program, without capital stock reduction.

Following, transcription of the consolidated Bylaws with the detailing of the origin and justification of the proposed statutory amendments and analysis of their legal and economic effects, as required by Article 12 of CVM Resolution No. 81/22, highlighting that these amendments, after approved, will be submitted to the Central Bank of Brazil for approval.

Transcription of the Bylaws and detailing of the origin and justification of the proposed statutory amendments and analysis of their legal and economic effects

Current wording	Proposed wording	Justification Legal and/or Economic Effects
Section I – The Organization, Duration and Headquarters	***Unaltered***	-.-
Article 1) Banco Bradesco S.A., a publicly-held company, hereinafter referred to as the Company, which is governed by these Bylaws.	***Unaltered***	-.-
Sole Paragraph – Upon admission of the Company on June 26, 2001, in the special listing segment called Tier 1 of Corporate Governance of B3 S.A. - Brazilian Exchange & OTC (B3), the Company, its shareholders, managers and the Fiscal Council members are subject to the provisions of the Corporate Governance Tier 1 Listing Regulation of B3 (Tier 1 Regulation). The Company, its managers and shareholders must also observe the provisions of the Regulation for Listing of Issuers and Admission to Securities Trading, including the rules concerning the withdrawal and exclusion of trading of securities admitted to trading on Organized Markets managed by B3.	***Unaltered***	-.-
Article 2) The Company's term of duration is indefinite.	***Unaltered***	-.-

Article 3) The Company's headquarters and jurisdiction are located in the administrative center called "Cidade de Deus", in Vila Yara, city and judicial district of Osasco, State of São Paulo.	***Unaltered***	-.-
Article 4) The Company may establish or close Branches in the Country, at the discretion of the Board of Executive Officers, and Abroad, upon the additional approval by the Board of Directors, hereinafter referred to as the Board, which shall also be responsible for approving the incorporation and/or closure of any other Bradesco Units/Subsidiaries outside of the Brazilian territory.	***Unaltered***	-.-
Section II - Corporate Purpose	***Unaltered***	-.-
Article 5) The Company's corporate purpose is conducting general banking activities, including foreign exchange transactions, and managing security portfolios, in the functions of fiduciary administrator and manager of funds.	***Unaltered***	-.-
Sole Paragraph – The functions of fiduciary administration and management of third-party funds shall be exercised by means of separated structures, according to applicable legislation and regulation.	***Unaltered***	
Section III – Share Capital	***Unaltered***	-.-
Article 6) The share capital is R$ 87,100,000,000.00 (eighty-seven billion and one hundred million reais), divided into 10,642,170,228 (ten billion, six hundred and forty-two million, one hundred seventy thousand and two hundred and twenty-eight) nominative-book-entry shares, with no par value, of which 5,330,304,681 (five billion, three hundred and thirty million, three hundred and four thousand, six hundred and eighty-one) are common shares and 5,311,865,547 (five billion, three hundred and eleven million, eight hundred and sixty-five thousand, five hundred and forty-seven) are preferred shares.	**Article 6)** The share capital is R$87,100,000,000.00 (eighty-seven billion, one hundred million reais), divided into 10,592,012,028 (ten billion, five hundred and ninety-two million, twelve thousand and twenty-eight) nominative-book-entry shares, with no par value, of which 5,303,870,781 (five billion, three hundred and three million, eight hundred and seventy thousand, seven hundred and eighty-one) are common shares and 5,288,141,247 (five billion, two hundred and eighty-eight million, one hundred and forty-one thousand, two hundred and forty-seven) are preferred shares.	The amendment is due to the cancellation of the shares held in treasury, resolved by the Company´s Board of Directors. ***Legal effects***: the Management does not see any legal effects. ***Economic effects***: the cancellation of the shares held in treasury, resolved by the Board of Directors, results in an increase, for the shareholders, in their holdings in the share capital, due to the reduction in the number of common and preferred shares issued by the Company. For the Company, the cancellation of shares held in treasury has

		no economic effects. It is important to note that the shares held in treasury have their political and economic rights suspended since they were acquired by Bradesco.
Paragraph One - Common shares shall confer on its holders the rights and privileges provided by law. In the event of a public offering, due to a possible change of control of the Company, the common shares that are not part of the controlling group shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controllers.	***Unaltered***	-.-
Paragraph Two - Preferred shares shall have no voting rights, however shall entitle their holders to the following rights and privileges:	***Unaltered***	-.-
a) priority in the reimbursement of the share capital, in the event of liquidation of the Company;	***Unaltered***	-.-
b) dividends that are ten percent (10%) higher than those ascribed to common shares ;	***Unaltered***	-.-
c) inclusion in a public offering resulting from a possible alienation of the control of the Company, whereby the holders are assured receipt of a price equal to eighty percent (80%) of the amount paid per common share, as part of the controlling group.	***Unaltered***	-.-
Paragraph Three – The Company is authorized to increase the share capital, by Board of Directors resolution, regardless of statutory amendment, until the share capital reaches the limit of 17,200,000,000 (seventeen billion and two hundred million) common and/or preferred shares, without keeping a proportion among the shares of each type, observing the maximum limit defined by law, in the case of preferred shares. Issues for sale on stock exchanges, public subscription and exchange for shares in control takeover bids may be carried out without observing the pre-emptive right of former shareholders, or with a reduction in the period for exercising these right.	***Unaltered***	

Parágrafo Four – In the event of a capital increase, at least fifty percent (50%) of the capital shall be paid at the time of subscription and the remaining amount shall be paid upon a call by Board of Executive Officers, pursuant to legal precepts.	***Unaltered***	
Parágrafo Five - The Company's shares are all of the book-entry kind, which are kept in deposit accounts of the Company itself, issued in favor of their holders, without issuance of certificates, whereby the shareholders may be charged for the cost of the service relative to the transfer of ownership of such shares.	***Unaltered***	
Parágrafo Six - The following shall not be permitted :	***Unaltered***	
a) conversion of common shares into preferred shares and vice versa;	***Unaltered***	-.-
b) issuance of beneficiary portions.	***Unaltered***	-.-
Parágrafo Seven – The Company may, subject to an authorization of the Board, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and subsequent sale .	***Unaltered***	
Section IV - Management	***Unaltered***	-.-
Article 7) The Company shall be managed by a Board of Directors and a Board of Executive Officers.	***Unaltered***	-.-
Paragraph One - The positions of Chairman of the Board of Directors and CEO or main executive may not be exercised by the same person.	***Unaltered***	-.-
Paragraph Two - The investiture of members of the Board of Directors and Board of Executive Officers shall be subject to prior signature in the Management Statement of Consent, pursuant to the Tier 1 Regulation, as well as compliance with applicable legal requirements.	***Unaltered***	-.-
Paragraph Three - The members of the Board of Directors and of the Board of Executive Officers shall have a unified term of office of two (2) years, in which reelection is permitted, which shall extend until the investiture of new elected managers.	***Unaltered***	-.-
Paragraph Four – The members of the Board of Directors shall exercise their terms until they reach seventy-five (75) years old, except for:	***Unaltered***	-.-

i. the Chairman in office at the 2023 Annual Shareholders´ Meeting who shall not have an age limit to exercise his term; and	***Unaltered***	
ii. the other members with a term in progress at the 2023 Annual Shareholders´ Meeting. For them, the age limit to exercise the terms in the Board of Directors shall be the date on which they reach eighty (80) years old.	***Unaltered***	-.-
Paragraph Five - Notwithstanding the provisions of the preceding Paragraph, the members of the Board of Executive Officers shall exercise their terms only until the day on which they reach sixty-five (65) years old.	***Unaltered***	-.-
Section V - Board of Directors	***Unaltered***	-.-
Article 8) The Board of Directors shall consist of six (6) to eleven (11) members elected by the Shareholders' Meeting, who shall choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, one (1) Chairman and one (1) Vice Chairman.	***Unaltered***	-.-
Paragraph One - The decisions of the Board shall only be valid if approved by an absolute majority of the effective members, including the Chairman, who shall have the casting vote, in the event of a tie.	***Unaltered***	-.-
Paragraph Two – The participation shall be permitted for any member by means of a teleconference or videoconference or by any other means of communication that can assure the effectiveness of his/her participation, and his/her vote shall be considered valid for all legal purposes.	***Unaltered***	
Paragraph Three - In the event that the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice Chairman shall take over. In the absences or temporary impediments of the latter, the Chairman shall designate a substitute from among the other members. If there is a vacancy in the position of Vice Chairman, the Board shall appoint a substitute from among its members, who shall serve for the time missing to complete the	***Unaltered***	-.-

term of office of the replaced member.		
Paragraph Four - In the event of temporary or permanent leave of any other Board member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard for the precepts of law and of these Bylaws.	***Unaltered***	-.-
Article 9) In addition to the duties set forth by law and these Bylaws, the Board include the following:	***Unaltered***	-.-
a) to ensure that the Board of Executive Officers is always strictly capable of performing its duties;	***Unaltered***	-.-
b) to ensure that the corporate businesses are conducted with probity, so as to preserve the good name of the Company ;	***Unaltered***	-.-
c) whenever possible, to preserve administrative continuity, which is strongly recommended for the stability, prosperity and security of the Company;	***Unaltered***	-.-
d) to establish the general orientation of the Company's business, including the decisions on the constitution and functioning of Operating Portfolios, defining policies and limits to be observed by the Management;	***Unaltered***	-.-
e) to authorize the Company, as well as its directly and indirectly subsidiaries, to acquire, encumber or sale equity interest or assets that are part of the Non-Current Assets, if its amount exceed half a percent (0.5%) of the Company's Net Worth, as calculated on the last audited balance sheet;	***Unaltered***	-.-
f) to decide on the trading of shares issued by the Company itself, pursuant to Paragraph Seven of Article 6;	***Unaltered***	
g) to authorize the granting of any form of donation, contribution or assistance, regardless of the beneficiary, observing the rules and jurisdictions established by the Board of Directors in internal rules;	***Unaltered***	-.-
h) to approve the payment of dividends and/or interest on shareholders' equity proposed by the Board of Executive Officers;	***Unaltered***	-.-

i) to submit to the Shareholders' Meeting the proposals that aim at increasing the share capital without issue of shares, reducing the share capital, grouping or the unfolding of actions, mergers, incorporations, or spin-offs and statutory reforms of the Company;	***Unaltered***	
j) to approve, within the limit of the authorized capital, the issue of shares or subscription bonus or any other securities, instrument or securities convertible into shares, by means of public or private subscription, setting the issue price, conditions of payment and other conditions of the issue, as well as approving a capital increase through the capitalization of profits or reserves with bonus shares.	***Unaltered***	
k) to manifest themselves in relation to any public offering having as subject-matter shares or securities that can be converted or exchanged for shares of the Company, which shall contain, among other relevant information, the opinion of Management concerning the possible acceptance of the public offering and of the economic value of the Company;	***Unaltered***	
l) to manifest themselves on corporate events that may give rise to a change of control, determining if they ensure fair and equitable treatment for the shareholders of the Company;	***Unaltered***	
m) to make decisions on the associations that involve the Company or its subsidiaries, including the participation in shareholders' agreements;	***Unaltered***	
n) to examine and resolve on the budgets and financial statements submitted by the Board of Executive Officers;	***Unaltered***	
o) to bring into its sphere of deliberation specific subjects of interest for the Company and to decide on the omitted cases;	***Unaltered***	
p) limited to the annual global amount approved by the Shareholders' Meeting, to perform the distribution of remuneration and social security funding for the Managers;	***Unaltered***	

q) to establish the compensation of the members of Audit Committee, observing the provided in the Internal Charter of the Audit Committee;	***Unaltered***	
r) to supervise the management environment of risks and internal controls;	***Unaltered***	
s) constantly seek to align the Company´s strategic planning with ESG (Environmental, Social and Governance) aspects; and	***Unaltered***	
t) to resolve on transaction with related party or a set of transactions with related parties, in compliance with the applicable legislation and the criteria provided for in internal policies and standards.	***Unaltered***	
Sole Paragraph - The Board may assign special duties to the Board of Executive Officers and any of its members, as well as establish committees to deal with specific matters within the scope of the Board of Directors.	***Unaltered***	-.-
Article 10) The Chairman of the Board shall preside the meetings of the Body, subject to the provisions of Paragraph Three of Article 8.	***Unaltered***	-.-
Sole Paragraph - The Chairman of the Board may call the Board of Executive Officers and participate, together with other Board members, in any of its meetings.	***Unaltered***	-.-
Article 11) The Board shall meet regularly 12 (twelve) times per annum and, extraordinarily, when the interests of the company so require, as convened by its Chairman, or half of the remaining members, drawing up the minutes for each meeting .	***Unaltered***	
Section VI - Board of Executive Officers	***Unaltered***	-.-
Article 12) The Company´s Board of Executive Officers is elected by the Board of Directors, and shall consist of 60 (sixty) to 100 (one hundred) members, being 1 (um) Chief Executive Officer and the other members distributed among the positions of Vice President, Executive Officer, Officer and Regional Officer, at the Board of Directors´ discretion.	***Unaltered***	

Paragraph One - The Board of Directors shall establish, in the first meeting of the Body that takes place after the Annual Shareholders' Meeting, and whenever necessary, the number of officers to be elected, designating them, by name, within the positions in the "caput" of this Article, subject to the provisions of Paragraph One of Article 7 and the requirements of Article 17 of these Bylaws.	***Unaltered***	
Paragraph Two – The Board of Executive Officers, an executive body of the Company, will be composed by members with the positions of Chief Executive Officer, Vice President and Executive Officer.	***Unaltered***	
Article 13) It is incumbent upon the officers to manage and represent the Company and bind it by means any acts and agreements of its interest, and may waiver or forbear rights, and acquire, dispose of or encumber goods or assets pursuant to item "e" of Article 9 of these Bylaws.	***Unaltered***	
Paragraph One - With the exceptions provided for expressly in these Bylaws, the Company is only obliged, by the joint signatures of at least two (2) Officers, one of them being the Chief Executive Officer or Vice President.	***Unaltered***	-.-
Paragraph Two - The Company may also be represented by at least one (1) Officer and one (1) attorney, or by at least two (2) attorneys, and jointly, specifically represented by two (2) Officers, as described in the previous paragraph, with the relevant power of attorney mentioning their powers, the acts that they can practice and their term.	***Unaltered***	*Idem*
Paragraph Three - The Company may also be represented separately by any member of the Board of Executive Officers or by an attorney with specific powers, in the following cases:	***Unaltered***	-.-
a) term of office with an "ad judicia" clause, in which the power of attorney may have an indeterminate period and be reinstated ;	***Unaltered***	-.-
b) upon summoning or subpoenas;	***Unaltered***	-.-
c) participation in biddings ;	***Unaltered***	-.-

d) in the Shareholders' Meetings of companies or investment funds in which the company participates, as well as those of which it is a partner or affiliated entity;	***Unaltered***	-.-
e) before Government bodies and offices, provided that it does not involve the assumption of responsibilities and/or obligations by the Company ;	***Unaltered***	-.-
f) in-court testimony; and .	***Unaltered***	-.-
g) before the certifying entities to obtain digital certificates .	***Unaltered***	-.-
Article 14) In addition to the normal assignments given to them by law and by these Bylaws, it is specifically up to each member of the Board of Executive Officers:	***Unaltered***	-.-
a) for the Chief Executive Officer: (i) to coordinate the execution of the strategic plan outlined by the Board of Directors; (ii) to promote the distribution of responsibilities and of the areas the Executive Officers are responsible for; (iii) to supervise and coordinate, directly, the actions of the Executive Vice Presidents and, indirectly, of the other members of the Board of Executive Officers; and (iv) to preside over the meetings of the Board of Executive Officers;	***Unaltered***	-.-
b) for the Vice Presidents: (i) to collaborate with the Chief Executive Officer in the performance of their duties; (ii) to replace, when appointed by the Board of Directors, the CEO in their absences or temporary impediment; and (iii) to supervise and coordinate, directly, the actions of the Managing Officers and, indirectly, of the other members of the Board of Executive Officers, within the scope of their reporting line;	***Unaltered***	-.-
c) for the Executive Officers: to perform the functions assigned to them, supervising and coordinating the actions of the officers that are within the scope of their reporting line;	***Unaltered***	
d) for the Officers: to perform the tasks assigned to them; and ;	***Unaltered***	
e) for the Regional Officers: to guide and supervise the Service Points under their jurisdiction and comply	***Unaltered***	

with the duties to which they are assigned.		
Article 15) The Board of Executive Officers shall hold ordinary meetings on a fortnightly basis, and special meetings whenever necessary. The decisions taken shall only be valid when more than half of the effective members attend the relevant meeting. The presence of the Chief Executive Officer or his/her substitute, who shall have the casting vote in the case of a tie, is mandatory. The special meetings shall be held whenever called by the Chairman of the Board, the Chief Executive Officer or by half of other Executive Officers.	***Unaltered***	
Article 16) In the event of a vacancy, absence or temporary impediment of the Chief Executive Officer, the Board shall appoint his/her substitute.	***Unaltered***	-.-
Artigo 17) In order to exercise the function of Officer it is necessary to dedicate themselves to the Company and observe its internal rules, where the exercise of other activities that conflict with the objectives of the Company is forbidden.	***Unaltered***	-.-
Section VII - Fiscal Council	***Unaltered***	-.-
Artigo 18) The Fiscal Council, which shall operate permanently, shall be consisting of three (3) to five (5) regular members and of an equal number of Deputies.	***Unaltered***	
Section VIII - Audit Committee	***Unaltered***	-.-
Article 19) The Company shall have an Audit Committee consisting of three (3) to five (5) members of recognized technical competence, being one (1) Coordinator, appointed and dismissible by the Board of Directors.	***Unaltered***	
Paragraph One - The following are basic requirements to exercise the position of a member of the Audit Committee:	***Unaltered***	
I - not to be, nor have been, within the last twelve months:	***Unaltered***	-.-
a) an officer of the Company, its parent Company or its affiliates, subsidiaries or jointly controlled companies, directly or indirectly;	***Unaltered***	-.-

b) an employee of the Company, its parent company or its affiliates, subsidiaries or jointly controlled companies, directly or indirectly;	***Unaltered***	-.-
c) a technical responsible, officer, manager, supervisor nor any other member, with management role, of the team involved in the Company's auditing works; and	***Unaltered***	-.-
d) a member of the Fiscal Council of the Company, its parent company or its affiliates, subsidiaries or jointly controlled companies, directly or indirectly;	***Unaltered***	-.-
II - not to be spouse, partner nor a relative in direct line, in collateral line and by affinity up to the second level, of the people referred to in subparagraph "a" and "c" of the subsection I;	***Unaltered***	-.-
III - not to receive any other kind of remuneration from the Company or from its parent company or its affiliates, subsidiaries or jointly controlled companies, directly or indirectly, that is not related to their role as an Audit Committee's member; and	***Unaltered***	-.-
IV - not to hold positions, especially on boards of directors, advisory or fiscal councils, in companies that may be considered as market competitors or in which a conflict of interest may arise.	***Unaltered***	-.-
Paragraph Two - At least one of the Audit Committee members shall have proven knowledges in accounting area that qualify them for such function.	***Unaltered***	
Paragraph Three - At least one of the Audit Committee members must be a member of the Board f Directors that is not part of the Board of Executive Officers.	***Unaltered***	
Paragraph Four -A member of the Audit Committee may be removed by the Board of Directors at any time, in cases of conflict of interest, non-compliance with the obligations that are inherent to their position or if they have a performance that is less than what is expected by the Organization.	***Unaltered***	
Paragraph Five – The internal charter of the Audit Committee, which will be at the disposal of	***Unaltered***	

Central Bank of Brazil, will be approved by the Board of Directors and will regulate, among other matters, the duties of the Audit Committee, the compensation criteria and the term of office of its members.		
Section IX - Remuneration Committee	***Unaltered***	-.-
Article 20) The Company shall have an organizational body referred to as Remuneration Committee, which may act on behalf of other Institutions that make up the Bradesco Organization, consisting of three (3) to seven (7) members, appointed and removable from office by the Board of Directors, with a two (2)-year term of office, and one of them shall be appointed Coordinator.	***Unaltered***	
Paragraph One - The members shall be appointed from among the members of the Board of Directors, except for one (1) member who necessarily be a non-manager.	***Unaltered***	-.-
Paragraph Two - The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, shall not be compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, shall have his/her compensation established by the Board of Directors, pursuant to the market parameters.	***Unaltered***	-.-
Paragraph Three - The members of the Remuneration Committee may be re-elected and they are forbidden to remain in office during a term that exceeds ten (10) years. Only after the completion of such term, the member may return to the Committee, after at least three (3) years have elapsed.	***Unaltered***	-.-
Paragraph Four - The Committee's primary responsibility is of assisting the Board of Directors with the conduction of policies related to the compensation of executive managers, according to applicable legislation.	***Unaltered***	-.-
Section X – Ombudsman	***Unaltered***	-.-

Article 21) The Company shall have an Ombudsman organizational component of, which may be able to act on behalf of all Institutions of the Bradesco Organization that are authorized by the Central Bank of Brazil, with one (1) person responsible in the position of Ombudsperson, who shall be appointed by the Board of Directors, with a twenty-four (24)-month term of office, with reelection permitted.	***Unaltered***	
Paragraph One - The Ombudsman cannot be entailed to an organizational component of the Bradesco Organization in a way that shows a conflict of interest or duties, like the bargaining units of product and services, risk management, internal audit and compliance.	***Unaltered***	-.-
Paragraph Two - A manager or employee of the Bradesco Organization may be appointed as Ombudsman if he or she has:	***Unaltered***	-.-
a) a bachelor's degree ;	***Unaltered***	-.-
b) extensive knowledge of the activities carried out by the institutions represented and their products, services, processes, systems, etc.;	***Unaltered***	-.-
c) functional capacity to assimilate the issues that are submitted to the Ombudsman, carry out administrative consultations to sectors whose activities were questioned and direct the answers for the questions presented;	***Unaltered***	-.-
d) technical and administrative conditions to comply with other requirements arising from the regulations published on the activities of the Ombudsman; and	***Unaltered***	-.-
e) proven technical aptitude to perform the activities covered by the purposes and attributions described in Paragraphs Three and Four below.	***Unaltered***	-.-
Paragraph Three - The Ombudsman's purpose is to check strict compliance with legal and regulatory rules related to consumers' rights, ultimately meeting the demands of customers and users of products and services that have not been resolved in the institution's primary service channels and acting as a communication	***Unaltered***	-.-

channel between the Institutions under the "caput" of this Article and the clients and users of products and services, including mediating conflicts.		
Paragraph Four - The ombudsman's duties include the following activities:	***Unaltered***	-.-
a) receiving, registering, instructing, analyzing and formally and properly dealing with complaints by clients and users of products and services of the Institutions under the "caput" of this Article, that are not resolved by the usual services offered by the branches or by any other service station;	***Unaltered***	-.-
b) providing necessary clarifications and replying to claimants in relation to the status of the complaints and of the solutions offered;	***Unaltered***	-.-
c) informing the claimants on the waiting time for a final answer, which should not exceed ten (10) business days, and that may be extended, exceptionally and in a justified manner, only once, for an equal period, limiting the number of extensions to ten percent (10%) of total claims in the month, and the claimant must be informed of the reasons for the extension;	***Unaltered***	-.-
d) forward a conclusive answer to the demand of the claimants within the period established in item "c";	***Unaltered***	-.-
e) proposing to the Board of Directors corrective or improvement measures for the procedures and routines based on the analyses of the complaints received; and	***Unaltered***	-.-
f) prepare and submit to the Board of Directors, the Audit Committee and the Internal Audit, in the end of each semester, a quantitative and qualitative report on the Ombudsman's operation, including the proposals mentioned in item "e", when existing, and keeping them informed on the result of the measures adopted by the institution's management to address them.	***Unaltered***	-.-
Paragraph Five - In its absence or temporary disability, the Ombudsman shall be replaced by an official member of the Ombudsman,	***Unaltered***	-.-

who meets the requirements of Paragraph Two of this Article. In the case of vacancy, the Board shall appoint a replacement for the remaining term of office who shall complete the term of office of the replaced person.		
Paragraph Six - The Ombudsman may be dismissed by the Board of Directors at any time in cases of non-compliance with the obligations of his/her office or if he/she presents a performance that is less than what is expected by the Organization.	***Unaltered***	
Paragraph Seven - The Company:	***Unaltered***	-.-
a) shall maintain adequate conditions for the functioning of the Ombudsman, as well as for his/her actions to be based on transparency, independence, impartiality and exemption; and	***Unaltered***	-.-
b) shall ensure the Ombudsman's access to the information that is necessary to prepare the appropriate response to the complaints received, with full administrative support, and may request information and documents for the exercise of its activities.	***Unaltered***	-.-
Section XI - Shareholders' Meetings	***Unaltered***	-.-
Article 22) The Annual and Special Shareholders' Meetings shall be:	***Unaltered***	
a) convened with at least one (1) month notice;	***Unaltered***	-.-
b) conducted by the Chairman of the Board, or by his/her statutory substitute or even by a person appointed by the current Chairman, who shall invite one or more shareholders to act as Secretaries .	***Unaltered***	-.-
Section XII – The Fiscal Year and Income Distribution	***Unaltered***	-.-
Article 23) The fiscal year coincides with the civil year, ending on December 31.	***Unaltered***	
Article 24) Balance sheets shall be prepared at the end of each semester, on June 30 and December 31 of each year. The Board of Executive Officers, subject to approval by the Board of Directors, may determine the preparation of other balance sheets for shorter	***Unaltered***	

periods, including monthly balance sheets.		
Artigo 25) The Net Income, as defined in Article 191 of Law No. 6,404/76, accounted for at least six-months in advance of the annual balance sheet shall be allocated in the following order:	***Unaltered***	
I. constitution of the Legal Reserve ;	***Unaltered***	-.-
II. constitution of the Reserves set forth in Articles 195 and 197 of aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved in a Shareholders' Meeting;	***Unaltered***	-.-
III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on shareholders' equity referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee for the shareholders, upon each fiscal year, as a mandatory minimum dividend, thirty percent (30%) of the relevant net income, adjusted by the decrease or increase of the amounts specified in Subsections I, II and III of the "caput" of Article 202 of the mentioned Law No. 6,404/76.	***Unaltered***	-.-
Paragraph One - The Board of Executive Officers, subject to approval by the Board of Directors, is authorized to declare and pay interim dividends, specially semiannual and monthly dividends, resulting from Retained Earnings or existing Profit Reserves.	***Unaltered***	-.-
Paragraph Two - The Board of Executive Officers may, also, subject to approval by the Board, authorize the distribution of income to shareholders as interest on shareholders' equity, pursuant to specific legislation, in total or partial substitution of interim dividends, the declaration of which is permitted by the foregoing paragraph or, further, in addition thereto.	***Unaltered***	-.-
Paragraph Three - Any interest eventually paid to the shareholders shall be imputed, net of withholding income tax, to the mandatory	***Unaltered***	-.-

minimum dividend amount for that fiscal year (30%), in accordance to Subsection III of the "caput" of this Article.		
Articlo 26) The net income balance, recorded after the distributions provided for above, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved on at a Shareholders' Meeting, one hundred percent (100%) may be allocated to the Profit Reserves – Statutory, aiming to maintain the operating margin compatible with the development of the Company's operations, up to a limit of ninety-five percent (95%) of the amount of the paid-in share capital.	***Unaltered***	
Sole Paragraph - In the event that the Board of Executive Officers´ proposal regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on shareholders' equity, in an amount in excess of the mandatory dividend established in Article 25, Subsection III, and/or retention of income pursuant to Article 196 of Law No. 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article shall be determined after the full deduction of each one of the allocations.	***Unaltered***	
Section XIII – Signing of Indemnity Agreements	***Unaltered***	-.-
Article 27 – Notwithstanding the possibility of purchasing the specific insurance to cover management risks, the Company may sign indemnity agreements on behalf of (i) members of the Board of Directors, Board of Executive Officers, Fiscal Council and advisory committees of the Company itself or of its subsidiaries, (ii) employees who exercise the role or position of management in the Company or its subsidiaries and (iii) people, employees or otherwise, who have been appointed by the Company to hold positions, whether statutory or not, in entities in which the Company	***Unaltered***	

participates as a partner, associate or sponsor (jointly or separately "Beneficiaries"), in order to pay for expenses, indemnities and other amounts incurred by them in connection with claims, inquiries, investigations, proceedings and arbitration, judicial or administrative proceedings, in Brazil or abroad, involving acts by the Beneficiaries in the regular exercise of their attributions or powers, established by the Company.		
Sole Paragraph – The Board of Directors shall be responsible for approving the rules, procedures, conditions and limitations to be observed for the signing and the execution of the indemnities agreements, as well as defining the persons with whom the indemnities agreements shall be drawn..	***Unaltered***	-.-

Management Comments on the Company

bradesco

2.1 – General Financial and Equity Conditions

Officers should comment:

a) general financial and equity conditions

We understand that we have all financial and asset conditions to ensure compliance with our obligations, guaranteeing our business expansion in the short and long-term.

Our analysis is based on the information of the two last financial statements closing the fiscal year, according to the following:

2024

The economic activity again showed significant growth in 2024. The reasons that led us to this performance, however, should not repeat in 2025. The expectation of a record vintage in the first quarter is still expected to boost the GDP as a whole. However, starting in the second half, the increase in the Selic rate and the reduction in the fiscal impulse should result in a slowdown in the Brazilian economy. Our projections indicate that the GDP will grow by 2.2% in 2025, after an estimated 3.6% expansion in 2024.

The worsening of inflation expectations and the strong exchange devaluation in recent months have led the Central Bank of Brazil to accelerate the rate of interest increase and signal that it will raise the Selic rate at least up to 14.25%. We predict that the basic interest of the economy will reach the maximum level of 15.25% by mid-year and will close 2025 at 14.75%.

Inflation data in the USA was once again the focus of attention. At the same time, the activity continues to show resilience. We understand that there is room for continued interest cuts, with the USA basic rate reaching 3.50% at the end of the year. In any case, the international scenario suggests caution from emerging nations. Uncertainties related to USA trade tariffs and geopolitical conflicts around the world can impair the economic performance of these countries.

Our operational improvement continues to generate increased profitability gradually and safely. In 2024, we took advantage of opportunities to grow in line of high net interest income, even if they have lower gross spreads, which gave us better results and a higher percentage of credit with guarantees. The transformation plan also brought us its first fruits. Looking forward and with the most challenging macro scenario perspective, we adjusted our appetite to risk and credit offer conditions. Our option is to ensure the sustainability of our journey, evolving safely and keeping the cost of credit under control, investing in the transformation of the Organization, and placing the client increasingly at the center of our decisions.

In 2024, our profit reached R$19.6 billion, which meant a 20% increase compared to the previous year.

The loan portfolio accelerated in balance, showing good growth particularly in low-risk lines and good net interest income. We ended the year with percentage of lines with collateral in our loan portfolio among the largest in recent years.

In credit for individual client, our portfolio has grown significantly in several lines, such as rural, real estate, personal loans and vehicles. Cards evolved, highlighting high income. In 2024, the individual loan portfolio increased by 13.3% against the previous year.

In MSME, we continue to prioritize the origination of credit for medium-sized enterprises, which has lower risk, and in lines with warranty for small-sized enterprises. In 2024, our credit for the MSME grew 28.0% in the year. In large companies, the portfolio grew 2.5% in the year.

The delinquencies of the loan portfolio, considering nonperforming loans over 90 days fell by 1.1 p.p. in one year. The reduction occurred in all segments and with emphasis on the MSME.

Revenues grew 7.9% in the year, already disregarding our increase in Cielo stake, and was driven by the strong growth of the three main components: total net interest income, fee and commission income and insurance.

Operating expenses increased by 8.1% in the accrued results, already disregarding the increase in Cielo stake, in line with our initial estimates.

The performance of insurance operations was highlighted in the year, with an ROAE of 22.4%. The income from insurance operations was R$19.2 billion in 2024 (7.5% vs. 2023) and the annual net income reached R$9.1 billion, the largest in the historical series, with growth in the financial income and continued operational improvement, driven by the reduction of claims.

Tier 1 capital stood at 12.4%, falling by 0.8 p.p. compared to Dec23. We allocated R$11.3 billion in Interest on Shareholders' Equity in 2024. In capital, the combined effects of the implementation of resolution 4,966 and the new operational risk approach amounted to 0.37 p.p., contributing to tier 1 capital from 12.4% to 12.8% from January 2025.

In relation to the 2024 guidance, the total net interest income and expanded Loan Loss Provisions were below the indicated range, as we had the opportunity to grow more than we expected on lines with warranty. Combining the two lines, our net interest income reached R$34.0 billion in the year, close to the top of the implicit guidance range from R$28.1 billion to R$34.8 billion. The growth of our expanded portfolio was 11.9%, rising above the guidance. Excluding the increase in Cielo stake, the other guidelines were within the indicated projections, with emphasis on insurance and fee and commission income, which were close to the upper limit of the range.

For 2025, we hope that the revenue growth, with controlled credit risk, will be the main factor contributing to the improvement of our profitability. The total net interest income has a positive prospect of growing, even in a challenging macro

scenario. The income from insurance tends to improve, with an important contribution from its operational and financial components. The fee and commission income should rise moderately. The cost of credit should remain under control. Operating expenses will continue to be pressured, among others, by investments in the transformation plan. In short, we hope that our profitability will continue to increase gradually and safely.

The transformation plan continues to be implemented and we will invest in its deepening in 2025. Some important evolutions were observed in 2024. In particular, in 4Q24, we advanced in the change of serving the client, further activating our digital channels and banking correspondents of Bradesco Expresso and closing traditional service points. We opened another platform dedicated to agribusiness for the middle market, and 28 more corporate branches, in addition to the launch of the new Principal segment. We accelerated initiatives for better management of companies' cash flow. We started to expand the enterprise agility. In credit, we improved risk management with better behavioral models and separation of clients into volatility clusters. On the people's agenda, based on our culture research, we identified and defined opportunities for evolution, sharing them with our employees. In 2025, we accelerated the transformation plan on all fronts, keeping clients at the heart of our decisions.

We remain committed to the sustainable business agenda and supporting our clients in the transition to a greener, resilient and inclusive economy. By the end of 2024, we allocated R$305 billion to sectors and activities with socio-environmental benefits.

At the end of 2024, Bradesco's market value reached R$117.6 billion, equivalent to 0.7 times the Shareholders' Equity.

The following information provides a breakdown of our performance in 2024, including result data, balance sheet and various indicators.

Loan Operations

We expanded and diversified the offers in the distribution channels, we advanced in the change of serving the client, closing traditional service points and further activating our digital channels and banking correspondents of Bradesco Expresso. We opened another platform dedicated to agribusiness for the middle market, and 28 more corporate branches, in addition to the launch of the new Principal segment. Our capillarity allows direct loans and financing or in strategic partnerships with several business chains, keeping the focus on improving the experience and customer service in meeting their real needs.

Balance of the main portfolios in December 2024 and 2023:

R$ billion	Dec24	Dec23	Variation %
Consumer Financing	**276.2**	**250.4**	**10.3%**
Payroll-deductible Loans	97.2	91.8	5.8%
Credit Card	75.6	71.9	5.1%
Personal Loans	66.9	53.6	24.8%
CDC / Vehicle Leasing	36.5	33.0	10.5%
Real Estate Financing	209.4	203.0	3.2%
Rural Loans	147.8	130.5	13.2%
BNDES/Finame Onlendings	133.4	113.9	17.1%
Working Capital	60.8	51.3	18.5%
Foreign Trade Finance	55.6	36.9	50.7%
Sureties, Guarantees and Securities	18.2	16.8	8.7%
Other	80.3	74.4	7.9%
\\\\ Expanded Loan Portfolio	**981.7**	**877.3**	**11.9%**

Funding and Asset Management

R$ million	Dec24	Dec23	Variation % 12 months
Demand Deposits	45,542	51,083	(10.8)
Savings Deposits	132,502	131,004	1.1
Time Deposits + Debentures	495,333	458,247	8.1
Borrowings and Onlending	78,439	48,751	60.9
Funds from Issuance of Securities	270,294	256,325	5.4
Interbank Deposits	3,008	2,355	27.8
Subordinated Debts	57,459	50,338	14.1
\\ Subtotal	**1,082,577**	**998,104**	**8.5**
Obligations for Repurchase Agreements	308,432	288,730	6.8
Working Capital (Own / Managed)	123,032	128,256	(4.1)
Foreign Exchange Portfolio	25,122	19,028	32.0
Payment of Taxes and Other Contributions	854	940	(9.1)
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	403,689	360,803	11.9
\\ Funds raised	**1,943,706**	**1,795,860**	**8.2**
\\ Investment Funds and Managed Portfolios	**1,268,106**	**1,192,511**	**6.3**
\\ Total Assets under Management	**3,211,812**	**2,988,371**	**7.5**

The following are comments about our key indicators:

I) Operating Efficiency Ratio (ER)

R$ million

ER Calculation Basis	2024	2023	Variation 2024 vs. 2023 R$	Variation 2024 vs. 2023 %
Personnel Expenses	25,514	23,879	1,635	6.8
Administrative Expenses	23,255	22,600	655	2.9
Other Operating Expense net of Income	10,525	7,751	2,774	35.8
Total (A)	**59,294**	**54,230**	**5,064**	**9.3**
Net Interest Income	63,726	65,196	(1,470)	(2.3)
Fee and Commission Income	38,344	35,642	2,702	7.6
Income from Insurance, Pension Plans and Capitalization Bonds	19,220	17,879	1,341	7.5
Equity in the Earnings (Losses) of Unconsolidated Companies	366	573	(207)	(36.1)
(-) Tax Expenses	(8,084)	(7,942)	(142)	1.8
Total (B)	**113,572**	**111,348**	**2,224**	**2.0**
Ratios - %	**2024**	**2023**	**Variation 2024 vs. 2023**	
ER (A / B)	**52.2**	**48.7**	**3.5 p.p.**	

Accumulated efficiency in 2024 increased by 3.5 p.p., driven by higher operating expenses. These increases were mainly due to investments in technology, development, infrastructure and the strengthening of the team, with more recruitment in the areas of technology, credit and investment. In addition, the effects of the collective bargaining agreement also contributed to this increase. However, these expenses were partially offset by higher revenues and income from insurance, highlighting the increase in premium revenues, pension contributions and capitalization revenues.

II) Main Loan Portfolio Indicators

Delinquency Ratio > 90 days



In %
7.0
7.2
6.8
6.4
6.3
5.4
6.2
6.7
6.6
5.2
5.1
5.9
5.5
4.4
5.7
5.6
5.2
5.1
5.1
5.1
4.8
4.3
4.2
4.0
0.7
0.6
0.6
0.6
0.2
0.2
0.1
0.1
Mar23
June
Sept
Dec
Mar24
June
Sept
Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates
Total

Our nonperforming loans (over 90 days) have improved in all segments, reflecting the quality of the new vintages that keep recording low levels of delinquency. It is worth highlighting the continuous control in the MSME segment.

Coverage Ratios, Portfolio in Arrears and Provision



Coverage Ratio
%
278
244
239
264
260
260
264
259
182
164
155
165
164
170
169
169
99
92
87
86
85
87
90
92
Mar23
June
Sept
Dec
Mar24
June
Sept
Dec
Coverage Ratio over 90 Days
Coverage Ratio over 90 Days + Renegotiation
Coverage Ratio over 90 Days - excluding operations 100% provisioned

Our coverage ratios above 90 days showed an increase of 4 p.p. compared to the previous year.

Portfolio in Arrears


R$ million
40,351
43,511
43,710
38,241
37,631
34,144
33,500
33,783
32,906
36,773
38,109
32,597
31,546
28,507
28,639
28,638
Mar23
June
Sept
Dec
Mar24
June
Sept
Dec
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

Composition of the Provision


%
9.3
9.6
9.4
8.6
8.1
7.4
7.0
6.7
R$ million
60,032
60,196
59,137
53,901
51,643
48,508
48,486
48,275
9,397
7,013
5,683
5,774
6,175
6,083
6,141
6,542
21,880
20,728
19,275
17,740
16,372
17,106
16,826
16,256
28,756
32,455
34,179
30,387
29,097
25,319
25,518
25,477
Expected Losses
Incurred Losses
Mar23
June
Sept
Dec
Mar24
June
Sept
Dec
Generic
Complementary
Total Provision - in relation to the portfolio

NPL *Creation*


1.3%
1.4%
1.3%
1.2%
1.2%
R$ milhões
8,066
8,643
8,760
8,076
8,392
5,059
5,732
6,210
5,561
6,436
2,895
2,856
2,424
2,456
1,947
112
55
127
59
9
4Q23
1Q24
2Q
3Q
4Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals
NPL Creation / Bacen Portfolio

b) ***capital structure***

Basel Ratio

The Organization exercises capital management, considering a prospective view, with periodic capital projections of at least three years, where it captures changes in the economic scenario and in the expectations of organizational businesses. In addition, it has a Recovery Plan, which considers strategies to be adopted in extreme adverse scenarios and has a Capital Plan and Contingency Plan, which are part of the ICAAP (Internal Capital Adequacy Assessment Process).

These processes involve both control and business areas, following the guidelines of the Board of Executive Officers and Board of Directors with a governance structure composed of Commissions and Committees, having as the most senior board the Board of Directors.

The Senior Management is subsidized with analyses and projections of the availability and need for capital, identifying threats and opportunities that affect the planning of sufficiency, and seeking the optimization of capital levels and thus meeting the determinations of the Central Bank of Brazil, pertinent to capital management activities, as well as the approved management limits.

R$ million

Calculation Basis	Basel III Prudential Conglomerate		Variation Dec24 vs. Dec23	
	Dec24	Dec23	R$	%
Capital - PR	**149,109**	**149,969**	**(860)**	**(0.6)**
Tier I	124,633	125,412	(779)	(0.6)
Common equity	106,013	110,689	(4,677)	(4.2)
Shareholders' equity	160,487	161,182	(696)	(0.4)
Non-controlling interests / Other	(72)	272	(345)	(126.6)
Prudential adjustments as per CMN Resolution No. 4,192/13	(54,402)	(50,766)	(3,636)	7.2
Additional capital	18,620	14,723	3,898	26.5
Tier II	24,476	24,557	(81)	(0.3)
Risk-weighted assets - RWA	**1,008,668**	**947,738**	**60,930**	**6.4**
Credit risk	887,255	842,400	44,855	5.3
Market risk	28,188	18,957	9,231	48.7
Operational Risk	93,225	86,381	6,844	7.9
Total Ratio	**14.8%**	**15.8%**	**(1.0) p.p.**	
Tier I capital	12.4%	13.2%	(0.8) p.p.	
Common equity	10.5%	11.7%	(1.2) p.p.	
Additional capital	1.8%	1.6%	0.2 p.p.	
Tier II capital	2.4%	2.6%	(0.2) p.p.	

Our ratios remained above the regulatory limits, due to the capacity to generate capital (net profit) and to the increase in prudential adjustments, which absorbed the growth of risk-weighted assets (RWA), the shareholders' compensation and the adjustments of equity valuation.

As shown in the tables below, we understand that the current capital structure is adequate and consistent with our business expansion strategy. The largest funding source for operations is third-party capital.

R$ billion

Capital Structure	Dec24	Dec23
Capital Share	**87.1**	**87.1**

In thousands

Number of Shares [1]	Dec24	Dec23
Common	5,330,305	5,330,305
Preferred	5,311,866	5,311,866
Total	**10,642,170**	**10,642,170**
Treasury Stocks (ON - Common)	23,843	-
Treasury Stocks (PN - Preferred)	21,344	-
Subtotal – Outstanding shares	**10,596,983**	**10,642,170**

(1) Considers the bonuses that occurred in each period due to the capital increase.

R$ million

	Dec24	% on total liabilities	Dec23	% on total liabilities
Shareholders' equity of the controlling shareholders	160,487	7.5%	161,182	8.2%
Third-Party Capital [1]	1,967,435	92.5%	1,802,870	91.8%
Total liabilities	**2,127,922**	**100.0%**	**1,964,052**	**100.0%**

(1) Total liabilities excluding Shareholders' Equity.

In the fiscal year of 2024, our proportion of capital held by third parties was 92.5%, maintaining the level that Bradesco considers appropriate.

c) *capacity to pay financial commitments*

We understand that the operations at the periods evidence that we have a comfortable liquidity margin to comply with short-term liabilities. It is worth mentioning that Bradesco's asset and liability management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to the clients and meet its own needs of working capital for investment.

Consolidated Managerial Balance Sheet by time limits

R$ million

Balance Sheet	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets						
Cash and due from banks	**19,118**	**-**	**-**	**-**	**-**	**19,118**
Financial instruments	**996,827**	**197,375**	**123,932**	**652,114**	**-**	**1,970,248**
Interbank investments	178,508	10,711	2,390	6,950	-	198,560
Compulsory deposits with the Brazilian Central Bank	127,011	75	-	-	-	127,086
Securities	508,939	36,522	12,663	281,067	-	839,191
Derivative Financial instruments	4,447	2,133	1,158	14,383	-	22,121
Loans	69,398	104,919	89,292	334,612	-	598,221
Other financial instruments	108,524	43,014	18,428	15,102	-	185,069
Leases	**206**	**1,037**	**1,005**	**3,987**	**-**	**6,235**
Provision for Expected Credit Loss Associated with Credit Risk	**(16,062)**	**(7,104)**	**(6,028)**	**(19,081)**	**-**	**(48,275)**
Loans	(15,126)	(6,647)	(5,462)	(18,999)	-	(46,234)
Leases	(3)	(9)	(8)	(34)	-	(54)
Other receivables	(933)	(448)	(558)	(48)	-	(1,987)
Deferred tax assets	**607**	**16,550**	**8,231**	**85,505**	**-**	**110,893**
Investments in associates and Jointly Controlled Entities	**-**	**-**	**-**	**-**	**5,339**	**5,339**
Premises and equipment	**221**	**1,103**	**1,324**	**4,083**	**1,173**	**7,904**
Intangible Assets	**524**	**2,168**	**2,136**	**20,322**	**252**	**25,402**
Other assets	**20,740**	**472**	**1,966**	**10,052**	**-**	**33,228**
Impairment of Assets	**(2,170)**	**-**	**-**	**-**	**-**	**(2,170)**
Total on December 31, 2024	**1,020,011**	**211,600**	**132,565**	**756,982**	**6,764**	**2,127,922**
Total on December 31, 2023	**937,825**	**183,319**	**121,357**	**716,650**	**4,901**	**1,964,052**
Liabilities						
Deposits and Other Financial Instruments	**570,774**	**160,641**	**202,274**	**530,396**	**18,620**	**1,482,705**
Deposits from banks	288,328	34,523	18,795	74,302	-	415,948
Deposits from customers	213,816	54,768	92,124	286,601	-	647,309
Securities issued	13,380	46,150	76,015	134,749	-	270,294
Subordinated debt	1,053	388	10,316	27,082	18,620	57,459
Derivative financial instruments	7,519	2,244	1,086	4,506	-	15,355
Other liabilities	46,678	22,568	3,938	3,156	-	76,340
Provision	**370,603**	**1,098**	**1,174**	**66,273**	**-**	**439,148**
Insurance technical provisions and pension plans	355,799	-	-	47,890	-	403,689
Other reserves	14,804	1,098	1,174	18,383	-	35,459
Deferred income tax	**182**	**-**	**3**	**4,534**	**-**	**4,719**
Other liabilities	**37,191**	**173**	**382**	**943**	**-**	**38,689**
Total liabilities						
Shareholders' Equity Attributed to Controlling Shareholders	-	-	-	-	160,487	160,487
Non-controlling interest	-	-	-	-	2,174	2,174
Shareholders' Equity Total	**-**	**-**	**-**	**-**	**162,661**	**162,661**
Total on December 31, 2024	**978,750**	**161,912**	**203,833**	**602,146**	**181,281**	**2,127,922**
Total on December 31, 2023	**930,417**	**103,899**	**130,039**	**621,997**	**177,700**	**1,964,052**
Net assets on December 31, 2024 YTD	**41,261**	**90,949**	**19,681**	**174,517**		
Net assets on December 31, 2023 YTD	**7,408**	**86,828**	**78,146**	**172,799**		

d) financing sources used for working capital and investments in non-current assets

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing.

R$ million

Funding vs. Investments	Dec24	Dec23	Vertical Analysis %		Horizontal Analysis	
			Dec24	Dec23	Dec24 vs. Dec23	
					R$	%
Demand Deposits + Sundry Floating	46,396	52,023	4.8	5.9	(5,627)	(10.8)
Savings Deposits	132,502	131,004	13.6	14.9	1,499	1.1
Time Deposits + Debentures	495,333	458,247	50.8	52.0	37,085	8.1
Interbank Deposits	3,008	2,355	0.3	0.3	654	27.8
Funds from Financial Bills	260,765	248,956	26.8	28.3	11,809	4.7
Customer Funds [1]	**938,004**	**892,585**	**96.2**	**101.3**	**45,419**	**5.1**
(-) Reserve Requirements	(127,086)	(133,722)	(13.0)	(15.2)	6,636	(5.0)
(-) Available Funds (Brazil)	(17,582)	(14,862)	(1.8)	(1.7)	(2,721)	18.3
Customer Funds Net of Reserve Requirements	**793,335**	**744,001**	**81.4**	**84.4**	**49,334**	**6.6**
Borrowing and Onlending	78,439	48,751	8.0	5.5	29,688	60.9
Other (Securities Abroad + Subordinated Debt + Other Borrowers / Cards)	102,841	88,289	10.6	10.0	14,551	16.5
Total Funding (A)	**974,615**	**881,042**	**100.0**	**100.0**	**93,573**	**10.6**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**861,625**	**771,056**	**88.4**	**87.5**	**90,569**	**11.7**
B / A	**88.4%**	**87.5%**	-	-	**0.9 p.p.**	

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

Deposits

In 2024, the deposits correspond to 66.9% of our total primary funding sources, which consist of time deposits and savings accounts with interest, demand deposits, on which no interest is levied, and interbank deposits. As early as 2023, the deposit balance represented 71.4% of the total of our sources of funding.

Funds from Financial Bills

In 2024, the balance of funds from financial bills showed an evolution of 4.7%, due to letters of credit for agribusiness, secured real estate bills and financial credit bills. In 2023, the balance of funds from financial bills showed an evolution of 16.1%.

Subordinated Debt

In 2024, subordinated debts had an evolution of 14.1%, which in 2023 showed a decrease of 3.6%. The variations presented in the balances, reflect the issuing/maturities of debts in the periods.

e) financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

Our Treasury Department acts as a support center for our different business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies.

We are also responsible for setting rates for our different products, including exchange and interbank transactions. Our Treasury Department covers any funding shortfall by borrowing in the interbank market. It seeks to maximize the efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our main sources of funding are:

- demand deposits, savings and time deposits, as well as interfinancial deposits; and
- securities sold under agreements to repurchase, borrowings and onlendings, funds from the issuance of securities and subordinated debts, part of them expressed in foreign currencies.

Our capital market operations act as a source of resources, through our operations with financial institutions, mutual funds, fixed and variable income investment funds, and foreign investment funds.

In order to establish minimum quantitative requirements for the liquidity of financial institutions, Basel III proposed two liquidity ratios: one short-term (LCR) and the other long-term (NSFR). The purpose of the LCR Indicator is to show that institutions maintain high liquidity resources, to resist a scenario of acute financial stress lasting one month. The NSFR Indicator seeks to encourage institutions to finance their activities with more stable sources of funding.

%	2024	2023	Variation % 2024 vs. 2023
Liquidity Coverage Ratio (LCR)	**141.1**	**191.6**	**(50.5) p.p.**
Net Stable Funding Ratio (NSFR)	**121.2**	**126.7**	**(5.5) p.p.**

* Minimum required is 100%.

f) indebtedness ratios and the characteristics of the debts, also describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; (iv) any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control, as well as if the issuer is in accordance with the restrictions.

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant.

Financial institutions are subject to operating limits defined by the National Monetary Council and the Central Bank of Brazil for operating, according to provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System.

g) limits of contracted financing and percentages already used

There are no limits of contracted financing.

h) significant changes to each item of financial statements

We understand that Bradesco has all financial and asset conditions to ensure compliance with all our obligations, guaranteeing the business expansion.

We present below comments on the items we believe are important and relevant, stated in the Balance Sheet and Statement of Recurring Income.

Consolidated Managerial Balance Sheet

Below is a summary of our Balance Sheet of December 31, 2024 and 2023.

R$ million

	Dec24	Dec23	Vertical Analysis - %		Horizontal Analysis Dec24 vs. Dec23	
			Dec24	Dec23	R$	%
Assets						
Cash and due from banks	**19,118**	**16,346**	**0.9**	**0.8**	**2,772**	**17.0**
Financial instruments	**1,970,247**	**1,839,983**	**92.6**	**93.7**	**130,264**	**7.1**
Interbank investments	198,559	204,614	9.3	10.4	(6,055)	(3.0)
Compulsory deposits with the Brazilian Central Bank	127,086	133,722	6.0	6.8	(6,636)	(5.0)
Securities	839,191	808,992	39.4	41.2	30,199	3.7
Derivative Financial instruments	22,121	15,492	1.0	0.8	6,629	42.8
Loans	598,221	525,968	28.1	26.8	72,253	13.7
Other financial instruments	185,069	151,194	8.7	7.7	33,875	22.4
Leases	**6,235**	**4,394**	**0.3**	**0.2**	**1,841**	**41.9**
Provision for Expected Credit Loss Associated with Credit Risk	**(48,275)**	**(53,901)**	**(2.3)**	**(2.7)**	**5,626**	**(10.4)**
Loans	(46,234)	(50,225)	(2.2)	(2.6)	3,991	(7.9)
Leases	(54)	(46)	-	-	(8)	17.4
Other receivables	(1,987)	(3,630)	(0.1)	(0.2)	1,643	(45.3)
Deferred tax assets	**110,893**	**99,849**	**5.2**	**5.1**	**11,044**	**11.1**
Investments in associates and Jointly Controlled Entities	**5,339**	**3,895**	**0.3**	**0.2**	**1,444**	**37.1**
Premises and equipment	**22,958**	**21,649**	**1.1**	**1.1**	**1,309**	**6.0**
Intangible Assets	**58,952**	**52,658**	**2.8**	**2.7**	**6,294**	**12.0**
Depreciation and Amortization	**(48,604)**	**(44,095)**	**(2.3)**	**(2.2)**	**(4,509)**	**10.2**
Premises and equipment	(15,054)	(13,794)	(0.7)	(0.7)	(1,260)	9.1
Intangible Assets	(33,550)	(30,301)	(1.6)	(1.5)	(3,249)	10.7
Other assets	**33,228**	**25,875**	**1.6**	**1.3**	**7,353**	**28.4**
Impairment of Assets	**(2,170)**	**(2,601)**	**(0.1)**	**(0.1)**	**431**	**(16.6)**
Total	**2,127,922**	**1,964,052**	**100.0**	**100.0**	**163,870**	**8.3**
Liabilities						
Deposits and Other Financial Instruments	**1,482,705**	**1,364,374**	**69.7**	**69.5**	**118,331**	**8.7**
Deposits from banks	415,948	356,366	19.5	18.1	59,582	16.7
Deposits from customers	647,309	623,804	30.4	31.8	23,505	3.8
Securities issued	270,294	256,325	12.7	13.1	13,969	5.4
Subordinated debt	57,459	50,338	2.7	2.6	7,121	14.1
Derivative financial instruments	15,355	13,835	0.7	0.7	1,520	11.0
Other liabilities	76,340	63,706	3.6	3.2	12,634	19.8
Provision	**439,148**	**396,849**	**20.6**	**20.2**	**42,299**	**10.7**
Insurance technical provisions and pension plans	403,689	360,803	19.0	18.4	42,886	11.9
Other reserves	35,459	36,046	1.7	1.8	(587)	(1.6)
Deferred income tax	**4,719**	**5,338**	**0.2**	**0.3**	**(619)**	**(11.6)**
Other liabilities	**38,689**	**34,514**	**1.8**	**1.8**	**4,175**	**12.1**
Total liabilities	**1,965,261**	**1,801,075**	**92.4**	**91.7**	**164,186**	**9.1**
Shareholders' Equity						
Shareholders' Equity Attributed to Controlling Shareholders	**160,487**	**161,182**	**7.5**	**8.2**	**(695)**	**(0.4)**
Non-controlling interest	**2,174**	**1,795**	**0.1**	**0.1**	**379**	**21.1**
Shareholders' Equity Total	**162,661**	**162,977**	**7.6**	**8.3**	**(316)**	**(0.2)**
Total	**2,127,922**	**1,964,052**	**100.0**	**100.0**	**163,870**	**8.3**

In December 2024, total assets reached R$2.128 trillion, an evolution of 8.3% in relation to December 2023. This increase reflected the growth of loan operations, the lines of securities and other financial instruments.

The interfinancial liquidity investments showed a decrease due to the lower volume of investments in the open market, in own resources and in the short position.

TVM portfolio had a growth of 3.7%, mainly due to strategy and opportunities of treasury and ALM.

Loan operations grew in the annual comparison (Dec24 vs. Dec23). The operations for Companies were highlighted, with a higher volume in working capital, as well as growth in financing operations to foreign trade and real estate financing. For the operations of Individuals, there was a significant increase in personal loans.

The deposits in financial institutions' resources showed a growth of 16.7% compared to 2023, with emphasis on publicly traded debentures and loan bonds.

Deposits with clients' resources had a higher performance of 3.8% in 2024 vs. 2023, highlighting the time deposit.

The line of technical insurance and pension provisions increased by 11.9% in 12 months, with higher provisions in the lines of "Life and Pension" and "Health".

The main sources of funding (resources from financial institutions and clients, deposits, resources for issuing securities and subordinated debts), were commented in item 2.1 d.

We present below the **financial information** for the fiscal years 2024 and 2023:

R$ million

Recurring Statement of Income – Consolidated	2024	2023	Vertical Analysis %		Horizontal Analysis 2024 vs. 2023	
			2024	2023	R$	%
Net Interest Income	**63,726**	**65,196**	**100.0**	**100.0**	**(1,470)**	**(2.3)**
Client NII	61,565	64,885	96.6	99.5	(3,320)	(5.1)
Market NII	2,161	311	3.4	0.5	1,850	-
Expanded Loan Loss Provision	**(29,688)**	**(39,545)**	**(46.6)**	**(60.7)**	**9,857**	**(24.9)**
Gross Income from Financial Intermediation	**34,038**	**25,651**	**53.4**	**39.3**	**8,387**	**32.7**
Income from Insurance, Pension Plans and Capitalization Bonds	19,220	17,879	30.2	27.4	1,341	7.5
Fee and Commission Income [1]	38,344	35,642	60.2	54.7	2,702	7.6
Operating Expenses [1]	(59,294)	(54,230)	(93.0)	(83.2)	(5,064)	9.3
Personnel Expenses	(25,514)	(23,879)	(40.0)	(36.6)	(1,635)	6.8
Other Administrative Expenses	(23,255)	(22,600)	(36.5)	(34.7)	(655)	2.9
Other Operating Income / (Expenses)	(10,525)	(7,751)	(16.5)	(11.9)	(2,774)	35.8
Tax Expenses	(8,084)	(7,942)	(12.7)	(12.2)	(142)	1.8
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	366	573	0.6	0.9	(207)	(36.1)
Operating Income	**24,590**	**17,573**	**38.6**	**27.0**	**7,017**	**39.9**
Non-Operating Income	119	139	0.2	0.2	(20)	(14.4)
Income Tax / Social Contribution	(4,739)	(1,036)	(7.4)	(1.6)	(3,703)	-
Non-controlling interests in subsidiaries	(416)	(379)	(0.7)	(0.6)	(37)	9.8
Recurring Net Income	**19,554**	**16,297**	**30.7**	**25.0**	**3,257**	**20.0**
Non-Recurring Events	**(468)**	**(1,175)**	-	-	-	**(60.2)**
Provision for Restructuring [2]	(443)	(570)	-	-	-	(22.3)
Impairment of Non-Financial Assets [3]	(25)	(58)	-	-	33	-
Contingent Liabilities	-	(547)	-	-	-	-
Book Net Income	**19,086**	**15,122**	-	-	-	26.2

(1) It considers the impact of the Cielo stake. Without this impact in 12M24, fee and commission income would be R$37,497 MM and operating expenses would be R$58,625 MM; **(2)** Mainly by restructuring in the branch network; and **(3)** Includes impairment of assets related to the acquisition of rights to provide financial services and software.

	2024	2023	Variation 2024 vs. 2023
ROAE [1]	**11.7**	**10.0**	**1.7 p.p.**
ROAA [2]	**0.9**	**0.9**	**-**

(1) Return on Average Shareholders' Equity; and **(2)** Return on Average Assets.

Our operational improvement in 2024 resulted in a gradual and safe increase in profitability, reflected in the growth of the ROAE. We took advantage of opportunities in low spread and high net interest income lines, improving our results and increasing the percentage of credit with warranties.

Next, we will comment on the main factors that influenced our lines of results:

Net Interest Income

- **Client NII** – Reduction of 5.1% in the accumulated, influenced by the lower spread and mix of products with lower risk and better quality in the new concessions, which resulted in the reduction of the average margin rate during the period.
- **Market NII** – The increase in the market NII reflects the recovery of the ALM result.

Expanded Loan Loss Provision

The improvement in the portfolio profile, mainly in retail, contributed significantly to the reduction of R$9.9 billion in total expanded loan loss provision expenses, which reduced 25% compared to 2023. This shows the improvement in the quality of new vintages and actions implemented in the concession journey, credit recovery, generating greater efficiency in the collection and resulting in higher revenues of credit recovery and lower level of delinquency.

Income from insurance, pension plans and capitalization bonds

In 2024, the good performance of the income from Insurance, Pension Plan and Capitalization operations reflects the increase in premium revenues, pension contributions and capitalization revenues, and the improvement of the claims ratio.

Fee and commission income

Our revenue grew by 7.5% in the year, reaching R$38.3 billion in 2024, reflecting the wide diversity of products and services available in our digital and physical service network, with emphasis on the growth in card revenues, that had an increase in the amount of transactions made; asset management revenues, reflecting the excellent performance of net fund raising and offer of adequate products; loan operation, highlighting the higher production of working capital and commissions associated with the warranties offered (Sureties and guarantees); and revenues from the administration of consortiums, increasing the active quotas for the real estate segment and increased average ticket. Fee and commission income were offset, in part, by lower revenues with checking account, payment and collections, which are influenced by our strategy of portfolio adequacy to the client profile and their new behavioral trends.

Personnel expenses

The increase expenses of 6.8% in comparison to the previous year originated, mainly, from the collective bargaining agreements that occurred from September of each year, which includes the adjustment of 4.64% in wages and benefits in 2024 and 4.58% in wages and benefits in 2023, growth in expenses with profit-sharing, improving results and profitability, as well as the reinforcement in the number of employees, especially in the areas of technology, data and innovation, investment specialists and credit unit.

Administrative expenses

Due to the revision of the footprint and strict cost management, administrative expenses grew by 2.9%, below inflation. In 2024, we accelerated changes in the physical network and maintained strict cost control, while investing, especially in technology, development, infrastructure and strengthening the team with more recruitment in the areas of technology, credit and investment.

Other operating income/expenses

In 2024, the increase in other operating expenses reflect the movements of civil, labor and fiscal contingencies and the expenses with the commercialization of cards, driven by the greater activity of the product, mainly in the high income and higher operational expenses of insurance activities.

2.2 – Operating and Financial Income

Officers should comment:

a) results of issuer's operations, in particular:

i) description of any major components of revenue

Below we highlight our principal operating income:

R$ million

Principle Operating Income	2024	2023	Vertical Analysis %		Horizontal Analysis 2024 x 2023	
			2024	2023	R$	%
Loan and Leasing Operations	101,196	102,423	26.6	28.0	(1,227)	(1.2)
Income from Securities, Derivatives and Foreign Exchange Operations	74,962	73,236	19.7	20.0	1,726	2.4
Financial Income from Insurance, Pension Plans and Capitalization Bonds	35,240	38,303	9.3	10.5	(3,063)	(8.0)
Revenue from reserve requirement	8,905	9,957	2.3	2.7	(1,052)	(10.6)
Revenue from financial intermediation	**220,303**	**223,919**	**58.0**	**61.1**	**(3,615)**	**(1.6)**
Insurance, Pension Plan and Capitalization Bond Retained Premiums	121,093	106,623	31.9	29.1	14,470	13.6
Fee and commission income	38,344	35,642	10.1	9.7	2,702	7.6
Total Principal Operating Income	**379,740**	**366,184**	**100.0**	**100.0**	**13,557**	**3.7**

Loan and Leasing Operations

Loan and leasing operations presented decreased in 2024 with emphasis on higher credit recovery expenses.

Income from securities, derivatives, interbank investments and foreign exchange operations

In the comparison between 2024 and 2023, the increase was represented by higher results with the line of exchange applications with loans and transfers abroad and derivatives.

Income from reserve requirement

The decrease in revenue in 2024 is a reflection of the lowest average balance in compulsory deposits.

Income with Retained Premiums from Insurance, Pension Plans and Capitalization Bonds

The income from retained premiums from insurance, pension plans and capitalization bonds showed an increase in the annual comparison, due to the increase of premiums issued, mainly in the lines of pension plans, health and life, in addition to supplementary pension contributions (including VGBL).

Fee and Commission Income

Comments are included in item 2.1.h.

ii) factors that materially affected the operating income

No factors have occurred that might significantly affect our operating income in the last two fiscal years other than those described in items 2.1.a; 2.1.h and 2.2.a.i.

b) material variations from the introduction of new products and services, change in volumes, price changes, foreign exchange rates and inflation

There were no significant variations in our financial income or revenues attributable to changing prices of our main inputs and products, exchange rates, inflation, altered volumes or the introduction of new products and services for the years 2024 and 2023.

c) material impacts of inflation, variation of prices of main inputs and products, and foreign exchange and interest rates on the issuer's operating income and financial income

During the periods of high interest rates, our financial income increases because the interest rates on our interest-earning assets are higher too. At the same time, we incur higher financial expenses since interest rates on interest-bearing liabilities are also higher. Changes in the volumes of our assets and liabilities that incur interest also affect our revenues and expenses. For example, an increase in our interest income attributable to higher interest rates may be impacted by a reduction in the volume of our outstanding loans.

Moreover, when the Brazilian Real depreciates, we incur: (i) losses on our liabilities denominated in or indexed to foreign currencies, such as our long-term debt denominated in U.S. dollar and foreign currency borrowings, in such a way that the cost in Reais of the relative financial expense increases; and (ii) gains in our assets denominated in or indexed to foreign currencies, such as our securities and loan operations indexed to the U.S. dollar, when the revenue from these assets measured in Reais increases. Conversely, when the Brazilian Real appreciates, we incur: (i) losses on our assets denominated in or indexed to foreign currencies; and (ii) gains on our liabilities denominated in or indexed to foreign currencies.

2.3 – Significant changes in accounting practices

Officers should comment on:

a) changes in accounting practices that have resulted in significant effects on the information provided for in fields 2.1 and 2.2

Officers report that no significant changes were made to the accounting practices that Bradesco uses in the fiscal years ended December 31, 2024 and 2023.

b) modified opinions and emphases in the auditor's report

There were no disclaimers and emphases on the independent auditors' report.

2.4 – Material effects that the events below have caused or are expected to cause in the issuer's financial statements and results

Officers should comment on the relevant effects that the events below have caused or are expected to cause in the issuer's financial statements and results:

a) introduction or sale of operating segment

No operational segment was introduced or sold in the period.

b) creation, acquisition or sale of equity interest

On February 5, 2024, a marketing communication was made that Bradesco and BB Elo Cartões Participações S.A. ("BB Elo" and, together with Bradesco, the "Controlling Shareholders"), sent a notice to Cielo S.A. – Instituição de Pagamento ("Company"), informing about its decision to proceed with the conversion of the Company's open company register from category "A" to "B", with its consequent withdrawal from the special listing segment of the New Market of B3 S.A. – Brazilian Exchange & OTC ("B3"), through the launch of a unified public offer to acquire common shares for conversion of open company registration from category "A" to "B" and the withdrawal from a special listing segment, according to the applicable legislation and the Company's bylaws ("OPA").

On July 5, 2024, CVM issued the registration of the unified public offering for the acquisition of common shares issued by the Company for conversion of its open company register from category "A" to "B" and withdrawal from the New Market ("OPA").

On July 10, 2024, the Public Offering Notice and Evaluation Report were made available by the Company, whose auction will be held on August 14, 2024, at 3pm. The OPA will have as its object 902,247,285 common shares issued by the Company, for the R$5.60 spot price per share, subject to the price adjustments by the CDI provided for in the Public Notice.

On August 14, 2024, the public offer of Cielo S.A. shares was auctioned to convert its open company register from category "A" to "B" in the Securities and Exchange

Commission and the withdrawal from the New Market segment of B3 S.A., with this the Bidding companies purchased 736,857,044 common shares issued by Cielo S.A., which represent 27.1% of their share capital. The shares were purchased for the unit price of R$5.82, totaling R$4,288,508 thousand. The settlement of the Auction took place on August 16, 2024.

On August 16, 2024, Cielo S.A. informed that it received a notice from the Bidding companies (controlled by Bradesco and BB Elo Cartões Participações S.A.), where they informed that they had become, together, shareholders of 2,583,914,571 common shares issued by the Company, equivalent to 95.1% of its share capital, as a result of acquisitions of shares held in compliance with the obligation to extend the possibility of sale to the remaining shareholders who did not dispose of the shares held by them in the scope of a unified public offering for the acquisition of common shares issued by the Company launched by the Bidding companies ("OPA") during the period of three (3) months after the sale. As a result of these acquisitions, shares remain in circulation issued by the Company representing a percentage of less than 5% of the share capital.

On September 27, 2024, Cielo S.A., informed that approval was made, in the shareholders' meeting of the Company held on this date, for the compulsory redemption of all the common shares issued by the remaining Company in circulation, pursuant to item 9.1.1 of the OPA public notice and the provisions of article 4, §5, of Law No. 6,404/76 ("Compulsory Redemption"). The operation did not produce any relevant effects on the result.

On August 8, 2024, Bradesco, through its subsidiaries, entered into an Investment Agreement with John Deere Brasil S.A. ("John Deere Brasil"), a wholly owned subsidiary of Deere & Company (USA), one of the global leaders in the supply of agricultural, construction and forestry equipment. Through this agreement, we will hold a 50% stake in Banco John Deere S.A. ("Transaction"). This strategic partnership will further strengthen the position in the agribusiness and construction sectors by expanding the supply of financing and financial services to clients and dealers in the acquisition of John Deere Group equipment, parts and services. The transaction is subject to compliance with certain usual preceding conditions and will not have a material impact on Bradesco's capitalization index.

c) unusual events or operations

In the period, there were no unusual events or operations involving the issuer, other than the extraordinary events stated in items 2.1.a and 2.1.h, which caused or are expected to cause significant impacts on its results.

2.5 - If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form non-accounting measurements, such as EBITDA (earnings before interest, tax, depreciation and amortization) or EBT (earnings before tax)

a) inform the value of non-accounting measurements;

Not applicable.

b) make the reconciliations between the values disclosed and the values of the audited financial statements; and

Not applicable.

c) explain why it understands that such a measurement is more appropriate for the correct understanding of its financial condition and the result of its operations.

Not applicable.

2.6 - Subsequent events to the latest financial statements

There were no subsequent events that required adjustments or disclosures, for the consolidated financial statements closed on December 31, 2024.

2.7 - The officers should comment on the social income allocation

	Income Allocation		
A) Rules on withholding profits	Legal reserve The allocation of a portion of the net income, for legal reserves, is set out by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the share capital, and may only be used to offset losses or to increase capital. The net income for the year, five percent (5%), shall be applied before any other allocation, in the constitution of the legal reserve, which shall not exceed twenty percent (20%) of the share capital. The legal reserve may no longer be constituted in the year in which the balance of this reserve, increased by the amount of the capital reserves provided for in paragraph 1 of Article 182, exceeds thirty percent (30%) of the share capital. Statutory Reserves Article 194 of Law No. 6,404/76 regulates the creation of statutory reserves. Pursuant to such a legal document, the Company's bylaws may create reserves based on the following specific conditions: - the purpose is accurately and completely indicated; - the criteria for determining the portion of annual net income that will be allocated for its constitution is established; and - the maximum reserve limit is set. Pursuant to applicable laws, Article 28 of the Bylaws sets out that the balance of the net income, after every statutory allocation, will have the allocation proposed by the Board of Executive Officers, approved by the Board and deliberated in the Shareholders' Meeting, and one hundred percent (100%) of this balance may be allocated to the Profits Reserve – Statutory, aimed at keeping the operating margin compatible with the development of active operations of the Company, up to the limit of ninety-five percent (95%) of the value of the paid-in share capital. In case a proposal by the Board of Executive Officers, on the allocation of the Net Income for the year, includes the payout of dividends and/or the payment of interest on own capital in an amount greater than the mandatory dividend established in Article 27, item III, of the Bylaws, and/or the withholding of profits in accordance with Article 196 of Law No. 6,404/76, the balance of Net Income for purposes of constituting this reserve will be determined after the full deduction of these allocations.		
	(R$ thousand)	**2024**	**2023**
Retention of earnings amounts	Net Income for the Year	19,085,448	15,121,802
	Legal Reserve	954,273	756,090
	Statutory Reserves	6,847,887	3,054,908
	Gross Interest on Own Capital	11,283,288	11,310,804
	Dividends	-	-

B) Rules on Dividends and/or Interest on Own Capital payouts	With the advent of Law No. 9,249/95, which entered into force on January 1, 1996, companies can pay interest on own capital to their shareholders, to be imputed, net of withholding income tax, to the amount of the minimum mandatory dividend. **Minimum Mandatory Dividend** In accordance with item III of Article 27 of Bradesco's Bylaws, shareholders are entitled to thirty percent (30%) of the net income as minimum mandatory dividends, in each fiscal year, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76 (Brazilian Corporate Act). Therefore, the minimum percentage of thirty percent (30%), established in the Bylaws, is above the minimum percentage of twenty-five percent (25%), which is established in paragraph 2 of Article 202 of Law No. 6,404/76. **Shareholders Holding Preferred Shares** Preferred shares grant their holders dividends of ten percent (10%) higher than those that are attributed to common shares (letter "b" of paragraph 2 of Article 6 of the Bylaws). **Re-Application of Dividends and/or Interest on Own Capital** The Re-application of Dividends and/or Interest on Own Capital is a product that allows Bradesco's depositor shareholders, registered in the Bradesco Corretora, either Individuals or Companies, to invest the amount received, credited to checking accounts, in new shares (currently only for preferred shares), thereby increasing shareholding interest. Shareholders have the option of re-applying the monthly and/or special (complementary and intermediary) dividends. There is no ceiling for this re-application and the minimum limit should be enough for the acquisition of at least one (1) share.
C) Frequency of Dividends and/or Interest on Own Capital payouts	Bradesco has distributed Dividends and/or Interest on Own Capital (from January 1, 1996, with the advent of Law No. 9,249/95) on a monthly basis since 1970, becoming the first Brazilian financial institution to adopt such a practice. **Interim Dividends** The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim Dividends, twice a year or on a monthly basis, to the existing Accrued Profits or Profit Reserves accounts (Article 27, paragraph 1 of the Bylaws). They may also authorize the distribution of Interest on Own Capital to replace interim dividends, either integrally or partially (Article 27, paragraph 2 of the Bylaws). **Dividends and/or Interest on Own Capital Monthly Payment System** For the purposes set out in Article 205 of Law No. 6,404/76, shareholders that are entered into the records of the Company on the date of the statement, which occurs on the first business day of each month, shall be deemed beneficiaries. Payments are made on the first business day of the subsequent month, one month in advance of the mandatory dividend, by credit into the account that has been informed by the shareholder or made available at the Company.

D) Any restrictions on the distribution of dividends, imposed by special laws or regulations applicable to the issuer, as well as contracts, judicial or administrative decisions or arbitration	There are no restrictions on the distribution of dividends.
E) If the issuer has a policy of destination of results formally approved, they should inform the body responsible for the approval, the date of approval and, if the issuer discloses the policy, the locations on the global computer network where the document can be consulted	The Company has a document entitled "Practices for the Payment of Dividends and/or Interest on Own Capital of Banco Bradesco S.A." approved by the Board of Directors on April 1, 2015, and publicly available on the website of the Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), of B3 S.A. – Brazilian Exchange & OTC (www.b3.com.br) and on the Company's Investor Relations website (www.bradescori.com.br), which establishes, among other aspects, the periodicity for the payment of dividends and the parameter of reference to be used to define the amount that will be distributed. In the specific case of Bradesco, the Company establishes the payment of Dividends and/or Interest on Own Capital on a monthly basis.

2.8 – Material items not evidenced in the financial statements

Officers must describe the relevant items not evidenced in the financial statements of the issuer, indicating:

a) assets and liabilities held by the issuer, either directly or indirectly, that do not appear in the statement of its financial position (off-balance sheet items), such as:

(i) written-off receivables portfolios over which the entity keeps risks and responsibilities, indicating respective liabilities; (ii) future contracts for the purchase and sale of products or services; (iii) construction contracts not terminated; and (iv) contracts for future receipts of financing;

There are no relevant items that are not evidenced in the financial statements.

b) other items not evidenced in the financial statements

Below, we present the values that represent the total risk of off-balance sheet items:

		R$ million
	Dec24	**Dec23**
Commitments of values of credit to release	341,763	299,289
Financial guarantees supplied	119,230	105,817
Loans available for import	897	439
Other [1]	14	36
Total	**461,904**	**405,581**

(1) Includes assignment of credits from real-estate receivables certificates (CRI), guarantee given on rural loans assigned and confirmed exports loans.

The commitments of the credit values include limits for authorization of credit card, personal loans, real estate financing, *conta garantida* (guaranteed account) and overdraft. Such values consist basically of the loan operations contracted, not yet released, and limits not yet used by clients.

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted.

Letters of credit (open import credits) are conditional commitments issued by us to guarantee the performance of a client's obligations with third parties. We issue commercial letters of credit to facilitate foreign trade transactions and to support public and private borrowing agreements, including commercial papers, bond financing and similar transactions. These instruments are short-term commitments to pay a third-party beneficiary under certain contractual conditions, for the shipment of products. Contracts are subject to the same loan evaluations as other loans granted.

2.9 – Comments on other items not evidenced in the financial statements

For each of the items that are not evidenced in the financial statements listed in item 2.8, officers must comment on:

a) how such items change or may change the income, expenses, operating income, financial expenses or other items of the financial statements of the issuer

As described in item 2.8, we inform that, with regard to the guarantees provided and the letters of credit for importation, the issuer receives a rate or a commission on the operation that sensitizes the revenue and consequently the operating income. If a problem occurs relating to a client's capacity to make a payment, there may be a need for the constitution of provisions. Now, regarding the commitments of credit values to be released, there will only be an impact on the lines of income, if clients use these lines of credit.

b) nature and purpose of the operation

Information disclosed in item 2.8.

c) nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the operation

Information disclosed in item 2.8.

2.10 – Business Plan

Officers must indicate and comment on the main elements of the issuer's business plan, exploring specifically the following topics:

a) investments, including: i) quantitative and qualitative description of ongoing investments and foreseen investments; ii) sources of finance for investments; iii) relevant ongoing divestments and divestments planned

As a necessary condition for continued growth, we are investing in Information Technology (IT), and as a source of funding, we use our own working capital, which is represented by the shareholders' equity.

The following table shows the total amount invested over the last two years, including infrastructure (facilities, furniture and fixtures):

R$ million

	2024	2023
Information Technology (IT)	11,023	8,956

b) provided that it is already disclosed, indicate the purchase of plants, equipment, patents or other assets to materially influence the productive capacity of the issuer

No disclosure of the purchase of plants, equipment, patents or other assets to influence materially our productive capacity.

c) new products and services, indicating: i) a description of the research in progress that is already disclosed; ii) the total amounts spent by the issuer on research to develop new products or services; iii) developing projects that are already disclosed; iv) the total amounts spent by the issuer in the development of new products or services

We do not have new products and relevant departments, individually.

d) opportunities inserted in the issuer's business plan related to ESG issues

As expressed in our corporate purpose, we are committed to sustainable development and the generation of shared value for investors, employees, suppliers, clients, regulatory authorities and society through business and operations.

We recognize that management of environmental, social and governance aspects (ESG) is essential to our long-term sustainability and success. Under the guidelines of our Standard for Social, Environmental and Climate Responsibility (PRSAC), the ESG issues are integrated with the identification and management of risks and opportunities of the Organization. Sustainability is one of the central pillars of our corporate strategy, guiding our actions to promote a change agenda, aligned with the Sustainable Development Goals (SDGs) and focusing on: Sustainable Business, Climate Agenda and Financial Citizenship.

In the Sustainable Business front, we seek to boost businesses that foster socio-environmental development. In 2021, we announced the goal of allocating R$250 billion by 2025 to sectors and assets with positive socio-environmental impact. In 2024, we exceeded this target in advance and expanded the target to R$320 billion. Until December 2024, 95% of this value was allocated, totaling R$305 billion. The growing demand for products and services aligned with the global sustainability agenda offers an opportunity to unite social, environmental and economic objectives. By meeting these needs, we create sources of sustainable growth that create value for our stakeholders and drive the development of a more balanced and responsible economy.

On the climate agenda, our commitment is to raise awareness and fund clients in the transition to a greener, more inclusive low-carbon economy. As part of UNEP FI's Net-Zero Banking Alliance, we are committed to decarbonizing our loan and investment portfolios to achieve zero net emissions by 2050. In 2023, we set decarbonization targets by 2030 for the energy and electricity generation sectors, and in 2024 we expanded this commitment to include other carbon-intensive sectors, such as aluminum, cement and transport. This transition opens space to strengthen our market

position as strategic partners of companies and sectors, while strengthening our customer relationship and creating shared value.

Learn more about our Sustainability and Sustainable Business strategy on our bradescosustentabilidade.com.br website.

2.11 – Other factors with material influence

Comment on any other factors that influenced operational performance in a relevant way, and those which have not been identified or discussed in the remaining items in this section:

Bradesco's Management has been following up and monitoring the situation and so far, no relevant direct impacts have been identified.